SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Consolidated Financial Statements
GOL Linhas Aéreas Inteligentes S.A.
Year ended December 31, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated financial statements

December 31, 2008 and 2007 (In thousands of Brazilian reais)

Contents

Report of independent registered public accounting firm on internal control	F-2
Report of independent registered public accounting firm	F-3

Audited consolidated financial statements

Consolidated income statements for the years ended December 31, 2008 and 2007	F-5
Consolidated balance sheets as of December 31, 2008 and 2007	F-6
Consolidated statements of shareholders’ equity for the years ended
December 31, 2008 and 2007	F-8
Consolidated statements of cash flows for the years ended December 31, 2008 and 2007	F-9
Notes to consolidated financial statements	F-11

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gol Linhas Aéreas Inteligentes S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the financial statement close process in connection with the implementation of IFRS related to the acquisition of VRG and the recognition of certain deferred tax assets related to temporary differences in the accounting for aircraft leases and, as a result, concluded that previously reported profit (loss) had been overstated. The insufficient controls related to the foregoing resulted in a restatement of the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years then ended. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated March 19, 2009, except for Notes 2a) and 24 and, as to which the date is May 4, 2009, on those consolidated financial statements (as restated).

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Gol Linhas Aéreas Inteligentes S.A. has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholder's equity, and cash flows for the years then ended of Gol Linhas Aéreas Inteligentes S.A. and our report dated March 19, 2009, except for Notes 2 a) and 24, as to which the date is May 4, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

São Paulo, Brazil,
March 19, 2009,
except for the effects of the material weakness
described in the fifth paragraph above, as
to which the date May 4, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

As discussed in Note 2 a), the consolidated financial statements have been restated to correct the accounting for the acquisition of VRG and the recognition of certain deferred tax assets related to temporary differences in the accounting for aircraft leases

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2009, except for the effects of the material weakness described in the fifth paragraph of that report, as to which the date is May 4, 2009, expressed an adverse opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Partner

São Paulo, Brazil
March 19, 2009, except for Notes 2 a) and 24,
as to which the date is May 4, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

 Consolidated income statements
Years ended December 31, 2008 and 2007
(In thousands of Brazilian reais, except per share amounts)
(Restated)

	Note	2008	2007

Operating revenues
Passenger		5,890,104	4,566,691
Cargo and other		516,089	374,293

Total operating revenues		6,406,193	4,940,984

Operating expenses
Salaries	4	(983,783)	(799,344)
Aircraft fuel		(2,630,834)	(1,898,840)
Aircraft rent		(645,089)	(525,785)
Aircraft insurance		(42,813)	(44,646)
Sales and marketing		(588,735)	(367,866)
Landing fees		(338,370)	(273,655)
Aircraft and traffic servicing		(422,177)	(348,732)
Maintenance materials and repairs		(388,030)	(339,281)
Depreciation		(125,127)	(62,548)
Other operating expenses		(329,883)	(270,422)

Total operating expenses		(6,494,841)	(4,931,119)

Operating profit (loss)		(88,648)	9,865

Finance costs and other income (expense)
Finance costs
Interest expense		(269,278)	(182,618)
Capitalized interest		27,179	38,879

Total finance costs		(242,099)	(143,739)
Exchange gain (loss)		(757,526)	165,230
Interest and investment income		78,349	293,333
Other income (expense), net		(185,118)	(123,806)

Total finance costs and other income (expense)		(1,106,394)	191,018

Profit (loss) before income taxes		(1,195,042)	200,883

Income taxes expense	5	(44,305)	(33,595)

Profit (loss) for the year from continuing
operations attributable to equity
holders of the parent		(1,239,347)	167,288

Earnings (loss) per share:
Basic	15	(6.16)	0.84
Diluted	15	(6.16)	0.84

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated balance sheets
December 31, 2008 and 2007
(In thousands of Brazilian reais) (Restated)

	Note	2008	2007

Assets
Non-current assets
Property, plant and equipment, net	6	2,998,756	2,191,028
Intangible assets	7	1,197,861	1,197,441
Other non-current assets
Prepaid expenses	2	58,793	44,808
Deposits	2	507,428	448,807
Deferred income taxes	5	729,784	485,980
Restricted cash	12	6,589	6,041
Other non-current assets	2	97,446	87,489

Total other non-current assets		1,400,040	1,073,125

Total non-current assets		5,596,657	4,461,594

Current assets
Other current assets	2	52,386	144,484
Prepaid expenses	2	123,801	135,957
Deposits	2	237,914	192,357
Recoverable income taxes		110,767	45,569
Inventories of parts and supplies	9	200,514	209,926
Trade and other receivables	10	344,927	903,061
Restricted cash	12	176,697	-
Financial assets	19	245,585	820,343
Cash and cash equivalents	11	169,330	573,121

Total current assets		1,661,921	3,024,818

Total assets		7,258,578	7,486,412

GOL LINHAS AÉREAS INTELIGENTES S.A.

     Consolidated balance sheets
December 31, 2008 and 2007
(In thousands of Brazilian reais)
(Restated)

	Note	2008	2007

Liabilities and shareholders' equity
Shareholders' equity
Issued share capital	13	1,250,618	1,250,618
Capital reserves	13	89,556	89,556
Treasury shares	13	(41,180)	-
Retained earnings (deficit)	13	(227,386)	1,052,274

Total shareholders' equity		1,071,608	2,392,448

Non-current liabilities
Long-term debt	19	2,438,881	1,714,716
Smiles deferred revenue	2	262,626	233,618
Deferred income taxes	5	548,680	341,634
Provisions	16	157,310	200,664
Other non-current liabilities		196,894	107,132

Total non-current liabilities		3,604,391	2,597,764

Current liabilities
Short-term debt	19	967,452	891,543
Accounts payable		283,719	326,364
Salaries, wages and benefits		146,805	163,437
Current income taxes payable		39,605	68,013
Sales tax and landing fees		97,210	84,319
Advance ticket sales	22	572,573	472,860
Provisions	16	165,287	175,976
Smiles deferred revenue	2	90,043	147,348
Other current liabilities		219,885	166,340

Total current liabilities		2,582,579	2,496,200

Total liabilities and shareholders' equity		7,258,578	7,486,412

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     Consolidated statement of changes in equity
Years ended December 31, 2008 and 2007
(In thousands of Brazilian reais, except per share amounts)
(Restated)

		Issued Shares		Treasury Shares

							Retained
						Capital	Earnings
	Notes	Shares	Amount	Shares	Amount	Reserves	(Deficit)	Total

Balance at January 1, 2007		196,206,466	887,625	-	-	89,556	1,191,977	2,169,158

Comprehensive income:
Profit for the year		-	-	-	-	-	167,288	167,288
Net loss on available for sale		-	-	-	-	-	(6,726)	(6,726)
Derivative instruments, net of taxes		-	-	-	-	-	(2,395)	(2,395)

Total Comprehensive income		-	-	-	-	-	158,167	158,167
Common shares issued		11,569	432	-	-	-	-	432
Shares issued	3	6,082,220	362,561	-	-	-	-	362,561
Share-based payment	14	-	-	-	-	-	4,905	4,905
Dividends payable and interest on shareholders' equity		-	-	-	-	-	(302,775)	(302,775)

Balance at December 31, 2007		202,300,255	1,250,618	-	-	89,556	1,052,274	2,392,448

Comprehensive income:
Loss for the year		-	-	-	-	-	(1,239,347)	(1,239,347)
Net gain on available for sale		-	-	-	-	-	4,001	4,001
Derivative instruments, net of taxes		-	-	-	-	-	(13,418)	(13,418)

Total Comprehensive loss		-	-	-	-	-	(1,248,764)	(1,248,764)
Common shares issued		336	-	-	-	-	-	-
Share-based payment	14	-	-	-	-	-	5,362	5,362
Treasury shares	13	-	-	(1,574,200)	(41,180)	-	-	(41,180)
Dividends payable	13	-	-	-	-	-	(36,258)	(36,258)

Balance at December 31, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	(227,386)	1,071,608

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     Consolidated statements of cash flows
Years ended December 31, 2008 and 2007
(In thousands of Brazilian reais)
(Restated)

	2008	2007

Cash flows from operating activities:
Net profit (loss)	(1,239,347)	167,288
Adjustments to reconcile net profit (loss) to net
cash provided by operating activities:
Depreciation	125,127	62,548
Share-based payments	5,362	4,905
Changes in fair value of derivative financial instruments	(9,417)	(9,121)
Net foreign exchange fluctuations	757,526	(165,230)
Changes in operating assets and liabilities:
Provisions	(54,043)	184,811
Trade and other receivables	558,134	(219,602)
Changes in inventories	9,412	(129,319)
Deposits	(104,178)	(163,836)
Prepaid expenses	(1,829)	(45,683)
Other assets	81,781	1,389
Advance ticket sales	99,713	98,800
Smiles deferred revenues	(28,297)	5,469
Accounts payable	(42,645)	(22,055)
Income taxes	(130,364)	(198,707)
Other liabilities	139,925	286,855

Net cash provided by (used in) operating activities	166,860	(141,488)

Cash flows from investing activities:
Acquisition of VRG, net of cash acquired	-	(201,509)
Purchase of property, plant and equipment, net	(436,914)	(541,181)
Proceeds from sale of property, plant and equipment, net	90,879	1,774
Purchase of intangible assets	(10,828)	(22,395)
Net investments in restricted cash	(177,245)	6,041
Net investments in financial assets	574,758	566,931

Net cash provided by (used in) investing activities	40,650	(190,339)

Cash flows from financing activities:
Net proceeds from (repayment of) debt	(533,863)	919,827
Dividends paid	(36,258)	(302,775)
Addition of treasury shares	(41,180)	-
Paid subscribed capital	-	432

Net cash provided by (used in) financing activities	(611,301)	617,484

Net increase (decrease) in cash and cash equivalents	(403,791)	285,657

Cash and cash equivalents at beginning of the period	573,121	287,464

Cash and cash equivalents at end of the period	169,330	573,121

Supplemental disclosure of cash flow information:
Interest paid	205,497	162,715
Income tax paid	57,338	105,291

Non-cash investing and financing activities :
Accrued capitalized interest	33,955	18,721
Shares issued as consideration for the acquisition of VRG	-	362,561
Finance leases	514,708	663,277

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial
statements (In thousands of Brazilian Reais)

1. Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a joint stock company (sociedade por ações) constituted in accordance with Brazilian bylaws. The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. (“VRG”), to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, nationally or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers, cargo and mail bags.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to differ companies committed to adopting differentiated corporate governance practices.

The Company’s financial statements for the year ended December 31, 2008 were authorized for issue by the Board of Directors on March 19, 2009. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2. Summary of significant accounting policies

a) Restatement of previously issued financial statements

Subsequent to the issuance of the Company’s consolidated financial statements for the years ended December 31, 2008 and December 31, 2007, the Company identified items that had been incorrectly handled in processing the final allocation of the purchase price for the acquisition of VRG. This resulted in the omission of provisions from the balance sheet at December 31, 2007 and recognition of income tax benefit in the income statement for the year ended December 31, 2007. Additionally, the Company identified that deferred tax assets related to temporary differences on its accounting for aircraft leases were not properly recorded as of and for the year ended December 31, 2008. Also, the Company identified certain adjustments which were appropriate to classify sale and leaseback assets on a gross rather than a net basis in the balance sheets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

a) Restatement of previously issued financial statements (Continued)

The following table sets forth the effects of the restatement on certain line items within the Company’s previously reported consolidated financial statements (in thousands, except per share data).

	As of and for the year ended December 31,

	2008		2007

	Previously		Previously
	reported	Restated	reported	Restated

Assets
Non-current assets
Prepaid expenses	-	58,793	-	44,808
Deferred income taxes	495,544	729,784	485,980	485,980
Other non-current assets	105,526	97,446	87,694	87,489

Current assets
Other current assets	49,439	52,386	144,484	144,484
Prepaid expenses	120,100	123,801	131,231	135,957
Trade and other receivables	344,927	344,927	916,133	903,061

Liabilities and shareholders' equity
Shareholders' equity
Issued share capital	1,248,649	1,250,618	1,248,649	1,250,618
Retained earnings (deficit)	(273,877)	(227,386)	1,153,412	1,052,274

Non-current liabilities
Deferred income taxes	323,345	548,680	339,348	341,634
Provisions	157,310	157,310	117,062	200,664
Other non-current liabilities	160,069	196,894	63,135	107,132

Current liabilities
Other current liabilities	238,904	219,885	160,799	166,340

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

a) Restatement of previously issued financial statements (Continued)

	As of and for the year ended December 31,

	2008		2007

	Previously		Previously
	reported	Restated	reported	Restated

Operating expenses
Other operating expenses	(329,883)	(329,883)	(277,844)	(270,422)

Finance costs and other income (expense)
Capitalized interest	28,871	27,179	38,879	38,879

Income taxes benefit (expense)	(193,626)	(44,305)	78,800	(33,595)

Profit (loss) for the year from
continuing operations attributable
to equity holders of the parent	(1,386,976)	(1,239,347)	272,261	167,288

Earnings (loss) per share:
Basic	(6.89)	(6.16)	1.37	0.84
Diluted	(6.89)	(6.16)	1.37	0.84

The restatement resulted in changes to amounts previously reported in Notes 3, 5, 10, 13, 15, 16 and 23 and, accordingly, such notes have been amended and restated in these financial statements.

b) Statement of compliance and basis of presentation

The consolidated financial statements were prepared on a historical cost basis except for certain financial assets and liabilities, including derivative financial instruments and available-for-sale financial assets that are measured at fair value. The carrying value of recognized assets and liabilities that are accounted for as cash flow and fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, using Brazilian Reais as the functional and reporting currency. The accounting principles adopted under IFRS differ in certain aspects from accounting principles generally accepted in Brazil (“BR GAAP”), which the Company uses to prepare its statutory financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

b) Statement of compliance and basis of presentation (Continued)

The Company adopted International Financial Reporting Standards (“IFRS”) for the first time in its consolidated financial statements for the year ended December 31, 2008, which includes comparative financial statements for the year ended December 31, 2007. IFRS 1, “First-time adoption of International Reporting Standards”, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements (i.e. December 31, 2007). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e. January 1, 2007) and throughout all periods presented in the first IFRS financial statements.

The Note "Transition to IFRS”, details the principal effects of the transition to IFRS on the Company’s balance sheet as of January 1, 2007 and the principal differences with the Brazilian Corporate Law (Law No. 6,404/76) related to the year ended December 31, 2007.

c) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries: VRG Linhas Aéreas S.A, and GAC Inc., Gol Finance and SKY Finance, which are domiciled in the Cayman Islands.

Results include those of VRG since April 9, 2007, the date the Company assumed control of the operations of VRG. All significant intercompany balances have been eliminated.

d) Cash and cash equivalents

Cash in excess of that necessary for operating requirements is invested in short-term, highly liquid, income-producing investments. Investments with original maturities of three months or less are classified as cash and cash equivalents, which primarily consist of certificates of deposit, money market funds, and investment grade commercial paper issued by major financial institutions.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

e) Restricted cash

Restricted cash represents pledge deposits with the purpose to guarantee some of Company’s hedge operations and long-term financings (BNDES and BDMG) and earns interests.

f) Financial assets

The Company’s financial assets consist of traditional fixed maturity securities, which are readily convertible into cash and are primarily highly liquid in nature. Management determines the appropriate classification of these securities at the time of purchase and reevaluates such designation as of each balance sheet date. As defined by IAS 39, “Financial Instruments: Recognition and Measurement”, the Company’s investments are classified as available-for-sale financial assets. Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale and not classified as held-to-maturity or loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized as equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in profit or loss. Held-to-maturity securities are measured at amortized cost through the income statement.

g) Trade and other receivables

Trade and other receivables are stated at cost less allowances made for doubtful receivables, which approximates fair value given their short term nature. An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable.

h) Inventories

Inventories, including aircraft expendables, are valued at the lower of cost, determined by the weighted average cost method, and net realizable value. The cost of inventory is charged to expense when consumed.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

i) Lease accounting

In accordance with IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term. Differences between aircraft rentals paid and rentals recognized as expense in the income statement are recorded as prepaid assets or accrued rent in the balance sheet.

The assets held under a finance lease are valued at the lower of the following two amounts: the present value of the minimum lease payments under the lease arrangement or the leased asset’s fair value determined at inception of the lease. Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

Profit or loss related to sale and operating leaseback transactions, is accounted for as follows:

• They are recognized immediately when it is clear that the transaction is established at fair value;

• If the sale price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the asset’s expected useful life;

• If the sale price is above fair value, the excess is deferred and amortized over the asset’s expected useful life, with the amortization recorded as a reduction of rent expense.

j) Prepaid expenses and other assets

Prepaid expenses and other assets primarily consist of prepayments for aircraft rentals under operating lease agreements, security deposits required under aircraft lease agreements and amounts receivable from insurance claims.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

k) Revenue recognition

Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as advance ticket sales. Advance ticket sales represents deferred revenue for tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The Company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are compared with actual refund and exchange activities every month to monitor the reasonableness of the estimated refunds and exchanges.

Revenue from cargo shipments is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in the year ended December 31, 2008 and December 31, 2007 were R$262,388 and R$191,164, respectively.

l) Mileage program

Since the acquisition of VRG (see Note 3), the Company operates a frequent flyer program, Smiles (“Mileage Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Mileage Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Mileage Program. Outstanding miles earned by flying VRG or distributed by its non-airline partners (such as banks, credit card issuers and e-commerce companies) were revalued using a weighted-average per-mile equivalent ticket value, taking into account such factors as differing classes of service and domestic and international ticket itineraries, which can be reflected in awards chosen by Mileage Program members. The probability of air miles being converted into award tickets is estimated using a statistical method.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

l) Mileage program (Continued)

The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The Company uses the deferred revenue model to account for its obligation for miles to be redeemed based upon the equivalent ticket value of similar fares. The Company accounts for all miles earned and sold as separate deliverables. The Company defers the portion of the sales proceeds that represents the estimated fair value of the award and recognizes that amount in cargo and other revenue when the award is provided. The excess of sale proceeds over the fair value of the award (which is mileage program marketing revenue) is recognized in cargo and other revenue, as applicable.

For accounts that are inactive for a period of 36 consecutive months, it is the Company’s policy to cancel all miles contained in those accounts at the end of the 36 month period of inactivity. The value associated with mileage credits that are estimated to be cancelled based upon inactivity is recognized as passenger revenue in proportion to actual mileage award redemptions over the period in which the expired miles occurred.

On 28 June 2007, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 13 – “Customer Loyalty Programmes” (effective for periods beginning on or after 1 July 2008 with early adoption permitted), which deals with accounting for customer loyalty award credits. The Company adopted IFRIC 13 on April 9, 2007 (see Note 3). The adoption of this interpretation had no impact on the Company’s consolidated financial statements.

m) Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

m) Property, plant and equipment (Continued)

The estimated useful lives for property and equipment are as follows:

Estimated Useful Life

Lower of lease term or useful
Leasehold improvements to flight equipment	life
Flight equipment	20 years
Rotables	20 years
Maintenance and engineering equipment.	10 years
Major overhaul expenditures	1 to 4 years
Communication and meteorological equipment	10 years
Computer hardware and software	5 years

Under IAS 16 “Property, Plant and Equipment”, major engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred and identified exchange differences on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable and the cumulative impairment losses are shown as a reduction in the carrying value of property, plant and equipment.

n) Intangible assets

i) Goodwill

Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount at the cash-generating unit level. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

n) Intangible assets (Continued)

ii) Airport operating rights

Airport operating rights were acquired as part of the acquisition of VRG and were capitalized at fair value at that date and are not amortized. Those rights are considered to be indefinite due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of those rights is reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date.

iii) Tradenames

VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date. The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. The carrying value of the tradenames is reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date.

iv) Software

Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

o) Impairment of financial assets

The Company assesses at each balance sheet date whether a financial asset is impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security, as further described in Note 18.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

p) Deposits

The Company’s aircraft lease agreements specifically provide that the Company is responsible for maintenance of the leased aircraft. Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future maintenance events. These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse for maintenance costs, such funds are returned to the Company. The maintenance deposits paid under lease agreements transfer neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities to the aircraft lessor.

In addition, the Company maintains the right to select any third-party maintenance provider or to perform such services in-house. Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance accounting policy. Certain lease agreements provide that excess deposits are not refundable to us. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts on deposit. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for the maintenance for which they were deposited.

In determining whether it is probable that maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease, on an annual and quarterly basis and whenever events or changes in circumstances indicate that amounts may not be recoverable, to evaluate potential impairment of this balance:

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

p) Deposits (Continued)

1) At the time of delivery of each aircraft under lease, the Company evaluates the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.

2) The Company projects future usage of the aircraft during the term of the lease based on its business and fleet plan.

3) The Company estimates the cost of performing all required maintenance during the lease term. These estimates are based on the extensive experience of the Company’s management and industry available data, including historical fleet operating statistic reports published by the Company’s engine manufacturers.

At the inception of the leases, initial estimates of the maintenance costs are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, the Company has reached agreements with certain lessors to replace the deposits with letters of credit and amend the lease terms to enable us to utilize the deposited funds to settle other amounts owed under the lease. Upon this amendment of the lease the Company reevaluates the appropriateness of the lease accounting and reclassifies the affected deposits as Other Deposits. Many of new aircraft leases do not require maintenance deposits.

Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of Company’s maintenance deposits.

q) Foreign currency transactions

Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the balance sheet date. Any differences resulting from the currency translation are recognized in the income statement.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

r) Derivative financial instruments and hedge accounting

The Company accounts for financial derivative instruments in accordance with IAS 39. In executing the risk management program, management uses a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. The Company does not hold or issue derivative financial instruments for trading purposes.

As there is not a futures market for jet fuel in Brazil, the Company uses international crude oil derivatives to hedge its exposure to increases in fuel price. Historically, there has been a high correlation between international crude oil prices and Brazilian jet fuel prices, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel prices.

The Company also uses derivative financial instruments such as forward currency contracts and interest swaps to hedge its foreign market risks and interest rate risks respectively. Derivative financial instruments are remeasured at fair value at each reporting date. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Since the majority of the Company’s financial derivative instruments for fuel are not traded on a market exchange, the Company estimates their fair values. The fair value of fuel derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. Also, since there is not a reliable forward market for jet fuel, the Company must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by IAS 39.

The fair value of forward currency contracts is the difference between the forward exchange rate and the contract rate. The forward exchange rate is referenced to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

r) Derivative financial instruments and hedge accounting (Continued)

The Company designates certain of its derivative financial instruments for hedge accounting. These instruments are classified as cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss.

Amounts classified in equity are transferred to profit or loss when the hedged transaction affects profit or loss. If the hedged item is the cost of a non-financial asset or non-financial liability, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires, is terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the firm commitment occurs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued)

r) Derivative financial instruments and hedge accounting (Continued)

Cash flow hedges (Continued)

The Company’s outstanding derivative contracts are all designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in equity. All changes in fair value that are considered to be effective, as defined, are recorded in equity until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded in other income (expense), net in the statement of income. The Company measures the effectiveness of the hedging instruments in offsetting changes to the hedged item, as required by IAS 39. See Note 18 for further information on IAS 39 and derivative financial instruments.

Current versus non-current classification

Derivative instruments that are not designated for hedge accounting treatment are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistent with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and non-current portion only if a reliable allocation can be made.

s) Share-based payments

The Company measures the fair value of equity-settled transactions with employees at the grant date using an appropriate valuation model. The resulting amount, as adjusted for forfeitures is charged to income over the period in which the options vest. At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous balance sheet date is recognized in the income statement with a corresponding entry in equity.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued

t) Provisions

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return condition criteria throughout the duration of the lease.

Other provisions are recorded for probable losses and are reviewed based on the development of lawsuits and the background of losses on labor and civil claims, based on the best current estimate.

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

u) Segment information

The Company has one business segment: the provision of air transportation services within South America, where it operates domestic and international flights.

v) Income taxes

a) Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued)

v) Income taxes (Continued)

b) Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued)

w) Key accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Impairment of non-financial assets

The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The value in use is determined using discounted cash flow assumptions established by management. These calculations require the use of estimates (Note 8).

Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable.

ii) Impairment of available-for-sale financial assets

The Company classifies certain financial assets as available-for-sale and recognizes movements in their fair value in shareholders’ equity. When the fair value declines, Management evaluates the decline in value to determine whether it is an impairment that should be recognized in the income statement. See Note 19.

iii) Passenger revenue recognition

Passenger revenue is recognized when the transportation is provided. Unused tickets and mileage credits under the Mileage Program are recognized as revenue using estimates regarding the timing of recognition based on the terms and conditions of the ticket and historical trends.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued)

w) Key accounting estimates and judgments (Continued)

iv) Income taxes

The Company believes that the tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by tax authorities. The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results could differ from estimates.

x) Prospective accounting changes, new standards and interpretations not yet adopted

The following new accounting standards or amendments to accounting standards, which are not yet effective and have not been adopted in these consolidated financial statements, will be adopted in future consolidated financial statements, if applicable.

  Amendment to IFRS 2 - Share-based payments: vesting conditions and cancellations (effective January 1, 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions. The introduction of this amendment will not impact the Company’s financial statements.

  IFRS 3 (Revised) - Business Combinations (effective July 1, 2009). This standard deals with how an acquirer recognizes measures and discloses in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The objective is to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The impact on the Company will be dependent on the nature of any future acquisition.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued

x) Prospective accounting changes, new standards and interpretations not yet adopted (Continued)

  Amendment to IAS 1 - Presentation of Financial Statements, a revised presentation (effective January 1, 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 will impact the presentation of the financial statements of the Company. However, this impact is not expected to be significant.

  Amendment to IAS 27 - Consolidated and Separate Financial Statements (effective July 1, 2009). The objective of this amendment is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate and consolidated financial statements. The introduction of this amendment will impact the Company’s reporting although this impact is not expected to be significant.

  On May 22, 2008 the IASB published the Improvements to International Financial Reporting Standards 2008, which contains 24 amendments to IFRS that result in accounting changes for presentation, recognition or measurement purposes and 11 terminologies or editorial amendments that will have only minimal or no effects on accounting. All amendments are effective January 1, 2009, except for the amendment to IFRS 5, “Non-current assets held for sale and discontinued operations - plans to sell a controlling interest in a subsidiary,” (effective July 1, 2009). None of these amendments are expected to have a significant impact on Company’s financial statements.

In addition, the Company does not expect the following new accounting standards or amendments will impact the Company’s financial reporting:

  IFRS 8 - Operating Segments was issued in November 2006 replacing IAS 14, Segmental Reporting (effective January 1, 2009).

  IFRIC 15 - Agreements for the Construction of Real Estate (effective January 1, 2009.

  IFRIC 16 - Hedges of a Net Investment in a Foreign Operation (effective January 1, 2009).

  Amendment to IAS 32 and IAS 1 - Puttable Financial Instruments and Obligations arising on Liquidation (effective January 1, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

3. Business combination

On April 9, 2007, the Company acquired 100% of the voting shares of VRG. The total purchase price was R$562,101 (US$291,838) of which R$194,087 (US$100,762) was paid in cash, net of cash acquired and R$360,592 (US$187,226) was paid in non-voting preferred shares. In addition, R$7,422 (US$3,853) was paid in acquisition costs. The value of Company’s preferred shares issued as consideration to the shareholders of VRG (6,082,220 in number) was determined based on the closing market price (R$59.61) at the date control was obtained. The purchase contract includes provisions for a post-closing purchase price adjustment based on an audit of specific assets and liabilities. Disputed items involved in the arbitration process pursuant to this contract provision could result in a reduction of the purchase price of up to R$153,000. The results of VRG’s operations have been consolidated since the acquisition date.

Under the purchase method of accounting, the total purchase price was allocated to the identifiable assets acquired and liabilities assumed based on their fair values as of the date of acquisition.

From the date of acquisition, VRG Linhas Aéreas has contributed R$47,013 to the profit for the year ended December 31, 2007 from continuing operations of the Company. If the combination had taken place at the beginning of the year, the net profit for 2007 would have been R$230,269 and revenue would have been R$4,967,261.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

3. Business combination (Continued)

The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed:

Assets acquired
Accounts receivable	24,153
Inventories	5,442
Deferred income tax assets	323,370
Fixed assets	11,740
Intangible assets	623,951
Other assets	101,206

Total assets acquired	1,089,862

Liabilities assumed
Accounts payable	(220,862)
Air traffic liability	(38,792)
Smiles deferred revenue	(375,497)
Debentures	(87,876)
Deferred income taxes	(210,154)
Other liabilities	(136,882)

Total liabilities assumed	(1,070,063)

Net assets acquired	19,799

Purchase price, net of cash acquired	562,101

Goodwill	542,302

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the net assets acquired and is tax-deductible in the amount of R$375,462. Intangible assets with indefinite lives consist of the fair value allocated to airport operating rights and tradenames, valued at R$560,842 and R$63,109, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

4. Employee costs and numbers

a) Staff costs

The average number of persons employed during the period was as follows:

Number	2008	2007

Brazil	15,421	15,123
Rest of world	490	599

	15,911	15,722

Salaries, wages and benefits	945,702	784,450
Other employee costs	38,081	14,894

Total employee costs	983,783	799,344

b) Key management personnel

	2008	2007

Fees	3,622	2,383
Salary and benefits	6,928	7,588
Share-based payments	3,599	3,448

Total	14,149	13,419

At December 31, 2008, the total expense of share-based payments amounting R$3,599 (R$3,448 at December 31, 2007) arises from transactions accounted for as equity-settled share-based payment transactions.

5. Income taxes

The major components of income tax expense for the years ended December 31, 2008 and 2007 are:

	2008	2007

Consolidated income statement	Restated

Current income tax:
Current income tax expense	(57,338)	(105,291)
Deferred income tax:
Relating to origination and reversal of temporary differences	13,033	71,696

Income tax (expense) benefit reported in the income statement	(44,305)	(33,595)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

5. Income taxes (Continued)

The Company and its subsidiary VRG have tax loss carry-fowards of R$1,328,022 (R$569,166 in December 31, 2007) that are available indefinitely to offset future taxable profits of the companies in which the losses arose. Deferred tax assets have been recognized in respect of these losses to the extent that they are expected to offset future taxable profits. The tax loss carry-forwards are not subject to expiration. However, there is a limitation of 30% of utilization against each year’s taxable profit.

The Company will recognize penalties and interest accrued on any unrecognized tax benefits as a component of income tax expenses. The Company files its tax returns in Brazil and in foreign jurisdictions as prescribed by the tax laws of the jurisdictions in which it operates.

Deferred income taxes at December 31, 2008 and 2007, are summarized as follows:

	2008	2007

Deferred income tax assets	Restated

Tax loss carry-forward	309,392	337,407
Non-deductible provisions	36,554	36,554
Smiles deferred revenue	99,214	109,600
Leasing	247,202	-
Other	37,422	2,419

Total deferred tax assets	729,784	485,980

Deferred income tax liabilities
Acquisition of VRG (intangible assets)	210,154	210,154
Leasing	129,884	63,276
Maintenance expenses	133,291	19,959
Depreciation	64,564	15,973
Other	10,787	32,272

Total deferred tax liabilities	548,680	341,634

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

5. Income taxes (Continued)

The reconciliation of the reported income tax and social contribution tax and the amount determined by applying the composite fiscal rate at December 31, 2008 and 2007, are as follows:

	2008	2007

Deferred income tax assets	Restated

Accounting profit (loss) before income taxes	(1,195,042)	200,383
Statutory rate	34%	34%

Income tax by the nominal rate	406,314	(68,130)
Deductible interest on shareholders’ equity	-	49,161
Non-deductible exchange losses	(98,921)	-
Unrecognized tax profit (losses)	(274,953)	25,185
Other permanent differences	11,865	(39,811)

Income taxes (expense) benefit	(44,305)	(33,595)

The tax years and corresponding tax returns for 2003, 2004, 2005, 2006 and 2007 are subject to examination. The Company is currently under audit by federal authorities for its 2004 tax year.

In 2008, one subsidiary in the consolidated group recorded taxable income which resulted in income tax expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

6. Property, plant and equipment

	Flight equipment

Year ended December 31, 2007	Finance lease aircraft	Rotable parts and spares	Pre-delivery deposits	Other	Total

Cost
At January 1, 2007	194,307	366,666	440,165	121,456	1,122,594
Additions	663,277	235,518	622,359	64,309	1,585,463
Transfers	-	(269)	(366,986)	(1,632)	(368,887)
Disposals	-	7,106	-	(35,049)	(27,943)

At December 31, 2007	857,584	609,021	695,538	149,084	2,311,227

Depreciation
At January 1, 2007	(648)	(36,112)	-	(22,299)	(59,059)
Depreciation expense	(15,494)	(31,497)	-	(15,153)	(62,144)
Transfers	-	(44)	-	(323)	(367)
Disposals	-	-	-	1,371	1,371

At December 31, 2007	(16,142)	(67,653)	-	(36,404)	(120,199)

Net book value

At December 31, 2007	841,442	541,368	695,538	112,680	2,191,028

Year ended December 31, 2008

Cost
At January 1, 2008	857,584	609,021	695,538	149,084	2,311,227
Additions	514,708	178,433	498,958	63,227	1,255,326
Transfers	-	(66,770)	(237,292)	358	(303,704)
Disposals	-	(17,896)	-	(21,096)	(38,992)

At December 31, 2008	1,372,292	702,788	957,204	191,573	3,223,857

Depreciation
At January 1, 2008	(16,142)	(67,652)	-	(36,405)	(120,199)
Depreciation expense	(55,004)	(47,401)	-	(17,807)	(120,212)
Transfers	-	7,420	-	(421)	6,999
Disposals	-	113	-	8,198	8,311

At December 31, 2008	(71,146)	(107,520)	-	(46,435)	(225,101)

Net book value

At December 31, 2008	1,301,146	595,268	957,204	145,138	2,998,756

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

6. Property, plant and equipment (Continued)

Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 58 Boeing 737-800 Next Generation (63 aircraft at December 31, 2007), amounting to R$957,204 (R$695,538 at December 31, 2007) and other payments related to future aircraft acquisitions including capitalized interest of R$33,955 (R$18,721 at December 31, 2007). Deposits are transferred to the acquisition cost of aircraft when the aircraft are purchased.

7. Intangible assets

			Airport
			operating
Year ended December 31, 2007	Goodwill	Tradenames	rights	Software	Total

Cost
At January 1, 2007	-	-	-	25,085	25,085
Additions	542,302	63,109	560,842	22,395	1,188,648
Disposals	-	-	-	-	-

At December 31, 2007	542,302	63,109	560,842	47,480	1,213,733

Amortization
At January 1, 2007	-	-	-	(9,971)	(9,971)
Amortization expense	-	-	-	(6,321)	(6,321)
Disposals	-	-	-	-	-

At December 31, 2007	-	-	-	(16,292)	(16,292)

Net book value

At December 31, 2007	542,302	63,109	560,842	31,188	1,197,441

Year ended December 31, 2008
Cost
At January 1, 2008	542,302	63,109	560,842	47,480	1,213,733
Additions in year	-	-	-	10,828	10,828
Disposals in year	-	-	-	-	-

At December 31, 2008	542,302	63,109	560,842	58,308	1,224,561

Amortization
At January 1, 2008	-	-	-	(16,292)	(16,292)
Amortization expense	-	-	-	(10,408)	(10,408)
Disposals	-	-	-	-	-

At December 31, 2008	-	-	-	(26,700)	(26,700)

Net book value

At December 31, 2008	542,302	63,109	560,842	31,608	1,197,861

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

8. Impairment of goodwill and intangible assets

The Company has allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit.

The recoverable amount of the cash generating unit has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the long-term growth rate of 3.0% . The pre-tax discount rate applied to the cash flow projections is 15.04% .

The calculation of value-in-use for the cash generating unit is most sensitive to the following assumptions:

• Discounted free cash flow approach, based on current acquisition valuation model;
• Discount rates derived from the Company’s weighted average cost of capital, adjusted for the risks specific to the market;
• Long-term growth rate which reflects the market consensus on the business;
• Royalty stream that could be obtained from licensing the intangible asset to a third party in an arm’s length transaction.

9. Inventories of parts and supplies

	2008	2007

Consumable material	9,318	12,107
Parts and maintenance material	104,133	103,833
Advances to suppliers	68,206	44,492
Parts import assets in progress	14,752	44,528
Other	4,105	4,966

	200,514	209,926

The amount of inventories recognized as an expense was R$92,422 in 2008 (R$93,953 in 2007) which is recognized in maintenance materials and repairs expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

10. Trade and other receivables

	2008	2007

Local currency:	Restated

Credit card administrators	95,097	674,380
Travel agencies	116,270	117,933
Installment sales	92,913	76,017
Cargo agencies	15,505	18,178
Other	48,723	21,810

	368,508	908,318
Foreign currency	21,117	31,112

	389,625	939,430

Allowance for doubtful accounts	(44,698)	(36,369)

	344,927	903,061

Changes in the allowance for doubtful accounts are as follows:

	2008	2007

	Restated

Balances at beginning of year	(36,369)	(10,366)
Additions	(15,864)	(32,937)
Recoveries	7,535	6,934

Balances at end of year	(44,698)	(36,369)

The aging analysis of accounts receivable is as follows:

	2008	2007

	Restated

Current	327,722	899,032
Past-due from less than 30 days to 90 days	21,113	26,232
Past-due from 91 days to more than 360 days	40,790	14,166

	389,625	939,430

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

11. Cash and cash equivalents

Cash and cash equivalents were comprised of the following at 31 December:

	2008	2007

Cash on hand	148,716	298,969
Short-term deposits with maturity within
three months	20,614	274,152

	169,330	573,121

Short-term deposits with banks earn interest at floating rates based on daily bank deposit rates. These are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

12. Restricted cash

On December 31, 2008, restricted cash is comprised of cash pledged for some of the Company’s long-term financings (BNDES and BDMG) and to guarantee certain of its hedge operations.

13. Shareholders’ equity

The following table sets forth the ownership and the percentage of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2008 and December 31, 2007:

		2008			2007

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	42.60%	73.13%	100.00%	37.84%	70.90%
Treasury shares	-	1.66%	0.78%	-	-	-
Others	-	3.84%	1.80%	-	2.74%	1.28%
Public Market (Free Float)	-	51.90%	24.29%	-	59.42%	27.82%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

As of December 31, 2008, the capital of the Company is comprised of 202,300,591 fully paid-up shares being 107,590,792 shares of common stock and 94,709,799 shares of preferred stock, each with no par value, authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$2 billion through the issuance of common or preferred shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

13. Shareholders’ equity (Continued)

Each common share entitles its holder to one vote at the Company’s shareholder meetings. The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of common shares. In addition, the São Paulo Stock Exchange – Bovespa Level 2 of Differentiated Corporate Governance Practices provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

On June 14, 2007, the Company increased its capital by 6,082,220 preferred shares, of which 6,049,185, amounting to R$360,592, were used to increase capital in the subsidiary GTI S.A., and later transferred to third parties in connection with the acquisition of VRG Linhas Aéreas S.A.

On March 17, 2006, the Company’s then controlling shareholder, Aeropar Participações S.A. concluded a restructuring of its corporate shareholdings, by means of which 31,493,863 preferred shares of the Company, held by Aeropar, were transferred to the Fundo de Investimento em Participações Asas (a fund controlled by the shareholders of Aeropar Participações S.A.). Comporte Participações S.A. also transferred its 3,351,775 preferred shares of GOL to the same fund.

On April 27, 2005 the Company concluded a public offering on the New York Stock Exchange (NYSE) and the São Paulo Stock Exchange (BOVESPA) of 14,700,000 preferred shares (5,520,811 offered by the Company, representing proceeds in the amount of R$ 184,454, net of issuance costs of R$8,723, and 9,179,189 by a selling shareholder, BSSF Air Holdings LLC) at a price of R$35.12 per share (US$27.88 per American Depositary Share). On May 2, 2005 the Company issued an additional of 2,205,000 preferred shares, related to the exercise of the underwriter’s over-allotment option on the April 27, 2005 public offering, representing proceeds in the amount of R$73,669, net of issuance costs of R$3,484.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

13. Shareholders’ equity (Continued)

Capital reserves

Under Brazilian corporation law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law.

Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company’s statutory accounting records.

Brazilian corporations are allowed to attribute interest on shareholders’ equity. The calculation is based on the shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 6.25% and 6.25% for years 2007 and 2008, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to shareholders is deductible for corporate income tax purposes, and applied towards the mandatory minimum dividend.

During 2008, the Company paid interim dividends in the total amount of R$36,258 corresponding R$0.18 per share. In 2007, the Company distributed interim dividends in the total amount of R$ 302,775, of which R$144,592 was tax deductible interest on own capital.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

13. Shareholders’ equity (Continued)

Dividends (Continued)

For the year ended December 31, 2008, the Company’s statutory consolidated financial statements prepared under BR GAAP presented net loss of R$1,384,743 (net income of R$268,527 in 2007).

Treasury shares

The Board of Directors at the meeting held on January 28, 2008, approved a preferred shares repurchase program. The total amount to be acquired is up to a total of 5 million shares representing 5.3% of the Company’s preferred shares, in accordance with Brazilian Securities and Exchange Commission (CVM) Ruling No. 10/80. The maximum term for the performance of the transaction is 365 days counted from January 28, 2008. To date, the Company has acquired 1,574,200 shares at an average price of R$26.16 per share, the minimum price was R$19.98 and the maximum price was R$30.28. On December 31, 2008, the amount of R$41,180 is recorded in shareholders' equity as treasury stock, with market value of R$15,600.

14. Share-based payments

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. On January 19, 2005, the Company issued stock options to key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$33.06 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$29.22. During 2008, the Company recorded share based payments expenses of R$206 (R$448 in 2007), in connection with this grant of preferred stock options.

On January 2, 2006, following a plan approved in 2005, the Compensation Committee approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$47.30 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$51.68. During 2008, the Company recorded share based payments expenses of R$802 (R$1,529 in 2007), in connection with this grant of preferred stock options.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

14. Share-based payments (Continued)

On December 31, 2006, the Board of Directors approved the granting of 113,379 options for the purchase of the Company’s preferred shares at the price of R$65.85 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$46.61. During 2008, the Company recorded share based payments expenses of R$1,323 (R$2,928 in 2007), in connection with this grant of preferred stock options.

On December 20, 2007, the Board of Directors approved the granting of 190,296 options for the purchase of the Company’s preferred shares at the price of R$45.46 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$29.27. During 2008, the Company recorded share based payments expenses of R$3,031, in connection with this grant of preferred stock options.

The share-based payments expense of R$5,362 and R$4,905 in 2008 and 2007, respectively, has been recorded in the income statement as employee costs.

Transactions are summarized as follows:

	Stock	Weighted-average
	options	exercise price

Outstanding at January 1, 2007	152,518	40.65

Granted	113,379	65.85
Forfeited	(12,135)	33.06
Exercised	(11,905)	50.52

Outstanding at December 31, 2007	241,857	50.67

Granted	190,296	45.46
Forfeited	(69,916)	49.21
Exercised	(336)	36.35

Outstanding at December 31, 2008	361,901	48.26

Options exercisable at December 31, 2007	91,013	44.97
Options exercisable at December 31, 2008	151,436	46.23

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

14. Share-based payments (Continued)

The fair value of equity-settled share options was estimated at the grant date using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the models for all options granted:

		Stock-option grants

	2005	2006	2006	2007

Total of options granted	87,418	99,816	113,379	190,296
Option exercise price	33.06	47.30	65.85	45.46
Estimated volatility of share price	32.52%	39.87%	46.54%	40.95%
Share's expected dividend yield	0.84%	0.93%	0.98%	0.86%
Risk free interest rate	17.23%	18.00%	13.19%	11.18%
Option duration	10.00	10.00	10.00	10.00
Fair value at grant date	29.22	51.68	46.61	29.27

Expected volatility was determined on the basis of historical volatility using historical data.

The range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2008 are summarized as follows:

Options outstanding				Options exercisable

	Options	Weighted average	Weighted	Options	Weighted
Exercise	outstanding	remaining	average	exercisable	average
prices	at 12/31/08	contractual life	exercise price	at 12/31/08	exercise price

33.06	55,724	6.00	33.06	47,516	33.06
47.30	69,194	7.00	47.30	41,053	47.30
65.85	77,353	8.00	65.85	30,941	65.85
45.46	159,630	9.00	45.46	31,926	45.46

	361,901			151,436

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

15. Earnings per share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	2008	2007

Numerator	Restated

Net profit (loss) attributable to common and preferred
shareholders for basic and diluted earnings per share	(1,239,347)	167,288

Denominator
Weighted-average shares outstanding for basic earnings
per share (in thousands)	202,301	198,609

Treasury shares	(1,108)	-
Adjusted weighted-average shares outstanding for basic
earnings per share (in thousands)	201,193	198,609

Effect of dilutive securities:
Executive stock options (in thousands)	-	48

Adjusted weighted-average shares outstanding and assumed
conversions for diluted earnings per shares (in thousands)	201,193	198,657

Basic earnings (loss) per share	(6.16)	0.84
Diluted earnings (loss) per share	(6.16)	0.84

As of December 31, 2008, the 361,901 stock options described in Note 14 are non-dilutive.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

16. Provisions

	Insurance	Onerous lease	Return
	provision	provision	of aircraft	Litigation	Total

	Restated

At December 31, 2007	129,137	-	131,826	115,677	376,640
Arising during the year	10,272	8,250	102,615	-	121,137
Utilized	-	-	(131,826)	(43,354)	(175,180)

At December 31, 2008	139,409	8,250	102,615	72,323	322,597

Current	54,422	8,250	102,615	-	165,287
Non-current	84,987	-	-	72,323	157,310

a) Insurance provision

Relates to the accident of an aircraft performing Gol Airlines Flight 1907 on September 29, 2006. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities resulting from the claim. The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

b) Onerous lease provision

Relates to the set down of Boeing 767 aircraft held as operating leases.

c) Return of aircraft

Includes provisions for the costs to meet the contractual return conditions on aircraft held under operating leases.

d) Litigation

At December 31, 2008, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, including 828 administrative proceedings, 9,013 civil proceedings and 4,188 labor claims, of which, 696 administrative proceedings, 8,438 civil proceedings and 674 labor claims were filed as a result of the Company’s operations. The remainder is related to requests for recognition of succession related to the acquisition of VRG.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

17. Transactions with related parties

VRG maintains operating agreements with related parties for passenger and luggage transportation between airports and for the transportation of employees, executed under usual market conditions.

VRG is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by a related company whose lease agreement expires on April 01, 2009 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation.

The balances payable to related parties, in the amount of R$281 on December 31, 2008 (R$482 on December 31, 2007) are included in the suppliers’ balances together with third-party operations. The amount of expenses which affected income on December 31, 2008 is R$8,589 (R$19,526 on December 31, 2007).

18. Financial instruments and concentration of risk

The Company’s principal financial liabilities, other than financial derivatives, are comprised of loans and borrowings, trade and other payables. The main purpose of these financial liabilities is to raise finances for the Company’s operations. The Company has loan and other receivables, trade and other receivables, and cash and short-term deposits that are derived directly from its operations. The Company also holds available-for-sale investments, and enters into financial derivative transactions.

The Company is exposed to market risk (including exchange rate risk, interest rate risk and fuel price risk), credit risk and liquidity risk. Financial instruments affected by risk include loans and borrowings, deposits, available-for-sale investments, and derivative financial instruments.

The Company’s senior management, with the assistance of the Financial Risk Committee, oversees the management of these risks. The Financial Risk Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Company policies and Company risk appetite. All derivative transactions are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

The Board of Directors reviews and approves policies for managing each of these risks which are summarized below.

Market risk

a) Fuel price risk

The Company is exposed to fuel price risk and the management fuel price risk strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel. Pursuing these objectives, the fuel risk management program allows for the judicious use of a number of derivatives available on the Over the Counter (OTC) markets with approved counterparties and within approved limits.

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the year ended December 31, 2008 and 2007 represented 40.5% and 38.4% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements.

The following is a summary of the Company’s fuel derivative contracts (in thousands, except as otherwise indicated):

Year ended December 31:	2008	2007

Fair value of derivative instruments at December 31 (R$) *	(102,387)	23,302

Hedge effectiveness gains recognized in operating
expenses (R$)	-	33,167
Hedge ineffectiveness gains (losses) recognized in other
income (R$)	(40,583)	17,233
Hedged volume (thousands barrels) during the year	4,141	4,936
Percentage of hedged consumption during the year	56%	56%

* The derivative instruments are recorded in other current liabilities

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases. At December 31, 2008, the Company has a combination of purchased collar structures to hedge approximately 12%, 37%, 39%, 9% and 2% of its jet fuel requirements for the first, second, third and fourth quarter of 2009 and first quarter of 2010, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under IAS 39. Under IAS 39, all derivatives designated as hedges that meet certain requirements are granted hedge accounting treatment. Generally, utilizing the hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in equity until the underlying jet fuel is consumed. When the aircraft fuel is consumed any gains or losses previously deferred in equity are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded in other income (expense), net in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded in other income (expense), net in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products.

The Company continually looks for better and more accurate methodologies in forecasting and estimating future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of hedge effectiveness for the Company’s fuel hedges, as required by IAS 39. The Company’s methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

During 2008, there were no recognized gains by the Company as a reduction of aircraft fuel expense (R$33,167 of gains in 2007). During 2008, there were R$40,583 of additional net losses (R$17,233 of gains in 2007) recognized in Other expenses, net related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. The amount of R$40,318 in 2008 (R$41 of losses in 2007) represented ineffectiveness losses and mark-to-market losses related to contracts that will be settled in future periods. As of December 31, 2008 there were R$90,580 (none at December 31, 2007 since all unrealized value was ineffective), net of taxes, of unrealized losses with jet fuel hedges recorded in equity. During the period, all derivative contracts were designated as hedges.

The following table demonstrates the notional value of the derivatives contracted to protect the fuel exposure for each period:

Position as of December 31, 2008			Maturities

Fuel Risk	1Q09	2Q09	3Q09	4Q09	1Q10	Total

Notional volume in barrels (thousands)	381	1,208	1,334	293	58	3,274
Notional volume in liters (thousands)	60,571	192,048	212,079	46,581	9,221	520,501

Future agreed rate per barrel (USD)*	96.56	71.40	72.11	66.19	62.45	73.99

Total in Reais **	85,977	201,569	224,807	45,323	8,465	566,141

* Weighted average between the strikes of collars and callspreads.
** Exchange rate at 12.31.2008 was R$ 2.337 / US$ 1.00

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

The following table demonstrates the sensitivity of financial instruments to a reasonably possible change in fuel prices, with all other variables held constant, on profit before tax and equity:

	Position as of December 31, 2008		Position as of December 31, 2007

Increase / (decrease)in fuel price (percent)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(292.93)	(173.12)	(204.84)	(122.90)
-10	285.61	163.85	192.17	126.83

b) Foreign currency risks

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense are denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

Exchange exposure relates to amounts payable arising from US$-denominated and US$-linked expenses and payments. To manage this risk, the Company uses US options and futures contracts.

The Company’s revenue is generated in Brazilian reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguayan Guaranis, Peruvian Nuevos Soles, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2008 and 2007 are as set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

b) Foreign currency risks (Continued)

	2008	2007

Assets
Cash, cash equivalents and short-term investments	281,286	1,170,526
Deposits with lessors	104,465	163,973
Aircraft and engine maintenance deposits	111,326	31,928
Maintenance deposits	391,989	322,354
Other	99,129	55,032

Total assets	988,195	1,743,813

Liabilities
Foreign suppliers	37,336	42,341
Loans and borrowings	1,715,068	1,850,329
Finance leases	1,573,605	755,930
Other leases payable	15,863	17,169
Insurance premium payable	54,422	44,150

Total liabilities	3,396,294	2,709,919

Exchange exposure	2,408,099	966,106

Off-balance sheet transactions exposure
Operating leases	4,675,420	3,263,994
Aircraft commitments	16,662,776	8,155,237

Total exchange exposure	23,746,295	12,385,337

The following is a summary of Company’s foreign currency derivative contracts (in thousands, except as otherwise indicated):

	2008	2007

Fair value of derivative instruments at December 31 (R$)	9,416	1,049

Year ended December 31:	2008	2007

Hedge effectiveness gains (losses) recognized in operating
expenses (R$)	65,295	(14,935)
Hedge ineffectiveness losses recognized in other income (R$)	(1,828)	(11,637)
Hedged volume (USD) during the year	1,070,250	626,800
Percentage of expenses hedged during the year	52%	47%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the US$ exchange rate. The Company has utilized derivative financial instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under IAS 39. As of December 31, 2008 the unrealized exchange gains recorded in equity was R$50,387 (R$229 of losses as of December 31, 2007).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

b) Foreign currency risks (Continued)

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in equity. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in equity is recognized in operating expenses.

The following table demonstrates the notional value of the derivatives contracted to protect the US dollar exchange rate exposure for each period:

Position as of December 31, 2008			Maturities

US dollar Exchange risk	1Q09	2Q09	3Q09	4Q09	Total

Notional value in US dollar	124,750	-	3,000	12,000	139,750
	-	-	-	-	-
Futures contracted average rate	2.8121	-	2.0000	2.0000	2.7249
	-	-	-	-	-

Total in Reais	350,809	-	6,000	24,000	380,809

The following table demonstrates the sensitivity to a reasonably possible change in the US$ exchange rate, with all other variables held constant, of the Company’s profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Company’s equity (due to changes in the fair value of forward exchange contracts).

	Position as of December 31, 2008		Position as of December 31, 2007

Strengthening / weakening in US dollar (percent)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(500.85)	(313.61)	(358.03)	(230.57)
-10	493.53	315.85	345.36	223.20

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates.

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of lease agreements. The Company uses derivative financial instruments to reduce its exposure to fluctuations in international interest rates and accounts for these instruments in accordance with IAS 39. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a “Cash Flow Hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged leasing agreement becomes due. The Company also has interest rate derivatives not designated for hedge accounting treatment and, in this case, the periodic variations in fair values are recognized as financial income or expense.

In the fourth quarter of 2008, the Company settled interest swap-lock derivatives to protect itself from movements of international interest rates. On December 31, 2008, for financial instruments designated as cash flow hedges, the Company had contracts with a nominal amount of R$141,564 with a fair value of R$3,878 of losses and recognized R$3,873 of losses in equity. During the period, the Company recognized R$211 of net losses as a reduction of interest payment recorded in financial income.

For interest rate derivatives not designated as hedges, on December 31, 2008, the Company had contracts with a nominal amount of R$203,786 with a fair value of R$30,903 of losses and recognized R$38,390 of net losses, resulting from market value fluctuations and settled contracts, in financial income.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

c) Interest rate risk (Continued)

The Company’s results are affected by changes in interest rates prevailing in Brazil, changes in financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of fixed income securities denominated in reais and the remuneration of cash and financial investment balances. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself against domestic interest rate impacts on the fixed income portion of its investments. On December 31, 2008, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$3,100 with periods of up to 9 months, with a fair market value of R$0.09, loss corresponding to the last owed or receivable adjustment not yet settled. The total variations in market value, payments and receivables related to the interest rate futures are recognized as an increase or decrease in financial income.

The following table illustrates the sensitivity of financial instruments on profit before tax for the year to a reasonably possible change in Libor interest rates, with effect from the beginning of the year. There was no impact on shareholders’ equity. These changes are considered to be reasonably possible based on observation of current market conditions. The calculations are based on financial instruments held at each balance sheet date. All other variables were held constant.

	Position as of December 31, 2008		Position as of December 31, 2007

Increasing/(decreasing)in Libor interest rates for all maturities, in percent	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(1.35)	(0.63)	(1.97)	(1.30)
-10	1.36	0.63	1.97	1.30

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

Liquidity risk

Liquidity risk represents the risk of shortage of funds to pay off debts. To avoid mismatch of accounts receivable and accounts payable, the Company’s cash management policy limits a maximum of 20% of its investments with maturities in the same month and the duration of the investments cannot exceed the duration of the Company’s payment obligations.

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company utilizes derivative financial instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

The table below presents the Company’s contractual payments required on its financial liabilities:

	Within one	One to five	In five years
Year ended December 31, 2008	year	years	or more	Total

Interest-bearing borrowings:
Finance leases	(222,222)	(881,186)	(972,318)	(2,075,726)
Floating rate loans	(759,504)	(126,917)	(209)	(886,630)
Fixed rate loans	-	-	(896,098)	(896,098)
Working capital	(50,953)	-	-	(50,953)
Derivative Financial Instruments:				-
Fuel derivatives	(102,341)	(46)	-	(102,387)
Interest rate swaps	(15,043)	(19,737)	-	(34,780)

Total	(1,150,063)	(1,027,886)	(1,868,625)	(4,046,574)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

Liquidity risk (Continued)

	Within	One to five	In five years
Year ended December 31, 2007	one year	years	or more	Total

Interest-bearing borrowings:
Finance leases	(92,672)	(360,731)	(524,142)	(977,545)
Floating rate loans	(327,344)	(295,689)	(17,610)	(640,643)
Fixed rate loans	-	-	(712,898)	(712,898)
Working capital	(500,519)	-	-	(500,519)
Derivative Financial Instruments:
Fuel derivatives	23,302	-	-	23,302

Total	(897,233)	(656,420)	(1,254,650)	(2,808,303)

Capital management

The Company’s policy is to maintain a strong capital base so as to maintain growth, and an optimal capital structure to reduce the cost of capital and to provide returns for its shareholders.

Consistent with others in the industry, the Company monitors capital on the basis of the leverage ratio, net debt as a percentage of total capital. Net debt is defined as the total loans and borrowings, finance leases, net cash and cash equivalents and other current financial assets. The Company defines capital as the total of shareholders’ equity and net debt.

The leverage ratios at December 31, 2008 and 2007 were as follows:

	2008	2007

Total equity	1,071,608	2,392,448

Cash and cash equivalents	(169,330)	(573,121)
Restricted cash	(183,286)	(6,041)
Other current financial assets	(245,585)	(820,343)
Loans and borrowings	1,832,728	1,850,329
Finance leases	1,573,605	755,930

Net debt (a)	2,808,132	1,206,754

Total capital (b)	3,879,740	3,599,202

Leverage ratio (a) / (b)	72%	34%

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

Capital management (Continued)

The increase in the leverage ratio during 2008 resulted primarily from the delivery of Boeing aircraft classified as finance leases during the year and lower cash balances due to lower operating profit.

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2009 fiscal year. The Company is not subject to any externally imposed capital requirements.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments relate to amounts invested with major financial institutions. Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its eight counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities

Below there is a comparative summary between fair value and carrying amount value of the financial assets and financial liabilities by categories:

	Carrying value	Fair value

	2008	2007	2008	2007

Financial Assets
Held to maturity	-	189,989	-	199,240

	-	189,989	-	199,240

Financial Liabilities
Interest bearing loans and borrowings
Floating rate borrowings *	936,630	1,137,431	904,926	1,095,708
Fixed rate borrowing **	896,098	712,898	403,372	675,170

	1,832,728	1,850,329	1,308,298	1,770,878

* BNDES, BDMG, IFC, PDP Facility and other bank borrowings. ** Perpetual Bonds and Senior Notes.

There are no significant differences between carrying value and fair value of other financial assets and liabilities.

a) Financial assets

Available-for-sale assets consist principally of exclusive funds with investments in certificate bank deposits (CDB), investment funds, box operations, public securities, fixed income securities and other investments. The held-to-maturity investment is comprised by a public security. The cash flow hedge consists of future US dollars derivative instruments and US dollars call options.

The Company has no intention to trade financial instruments. The main purpose of investing in financial assets is to maximize the return on surplus cash. The Company’s cash management policy defines that an investment in financial assets must concentrate in instruments with high liquidity, with minimum transaction cost and with first tier financial institutions. Investments must be readily redeemable with little or no loss in time of need for cash.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

a) Financial assets (Continued)

Below is a summary of financial assets by categories:

	2008	2007

Investments
Available for sale	245,585	630,354
Held to maturity	-	189,989

	245,585	820,343

* Short-term investments with maturity between three months and one year or the Company have the intention to redeem the security in less than one year.

The major investments classified as available-for-sale financial assets have their fair value based on quoted price on active market. When there is no active market, the Company utilizes the fair value of the most recent transaction for the investment or the fair value of an instrument with similar characteristics founded on active market. When there are no similar instruments or recent transactions, the fair values of the investments are calculated using the discounted cash flow method. To calculate the discounted cash flow, the Company used the yield of its bonds as a discount rate and, for other cases, the credit risk rate of the issuer bank as a discount rate.

The summary below demonstrates the fair value of listed and unlisted financial assets:

	Fair value

	2008	2007

Listed	210,615	630,354
Unlisted	34,970	199,240

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

a) Financial assets (Continued)

Listed investments are recorded at fair value on a marked-to-market basis. For unlisted investments fair value is estimated by the discounted cash flow method.

The following is a summary of available-for-sale securities:

	Gross unrealized	Gross unrealized	Net carrying
	gains	losses	amount

2008	4,008	(7)	245,585
2007	145	(6,870)	630,354

The gross realized gains on sales of available-for-sale securities totaled R$3,911 and R$23,332 (US$1,674 and US$13,172), in the year ended December 31, 2008 and 2007, respectively. The gross realized losses on sales of available-for-sale totaled R$742 (US$317) in the year ended December 31, 2008, and in the year ended December 31, 2007 there were no losses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

b) Financial liabilities

At December 31, 2008 and 2007 debt consisted of the following:

	Effective
	interest
	rate	Maturity	2008	2007

Current
Local currency:
Working capital	15.00%	August, 2009	50,000	496,788
Secured floating rate BNDES loan	8.90%	July, 2012	14,181	14,962
Secured floating rate BDMG loan	12.79%	January, 2014	2,567	-
Interest		-	1,686	3,803

			68,434	515,553
Foreign currency in U.S. Dollars:
Unsecured floating rate PDP loan
facility	3.51%	December, 2009	697,719	169,173
Secured floating rate Bank loan	-	December, 2008	-	106,278
Secured floating rate IFC loan	5.50%	July, 2013	19,475	17,800
Finance leases			157,948	67,411
Interest			23,876	15,328

			899,018	375,990

			967,452	891,543

Non-current
Local currency:
Secured floating rate BNDES loan	8.90%	July, 2012	36,633	50,813
Secured floating rate BDMG loan	12.79%	January, 2014	12,593	14,243

			49,226	65,056
Foreign currency in U.S. dollars:
Unsecured floating rate PDP loan
facility	3.51%	December, 2009	-	174,439
Secured floating rate IFC loan	5.50%	July, 2013	77,900	73,804
Finance leases			1,415,657	688,519

			1,493,557	936,762

Unsecured fixed rate Senior notes	7.50%	April, 2017	481,630	380,571
Unsecured fixed rate Perpetual notes	8.75%	-	414,468	332,327

			896,098	712,898

			2,438,881	1,714,716

			3,406,333	2,606,259

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

At December 31, 2008, the Company had five revolving lines of credit with five financial institutions allowing for combined borrowings up to R$500,000. At December 31, 2008 and 2007, there was R$50,000 and R$496,788 outstanding borrowings under these facilities, respectively. The weighted average annual interest rate for these real-based short-term borrowings at December 31, 2008 and 2007 was 15.0% and 10.8%, respectively.

In April 2006, the Company, through its subsidiary Gol Finance, issued fixed rate perpetual notes guaranteed by the Company and GOL. The notes are denominated in U.S. dollars, have no fixed final maturity date, are callable at par by the Company after five years from the issuance date, and bear interest at 8.75% . The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and bank financings guaranteed by assets obtained with the U.S. Exim Bank. At December 31, 2008, the fair value of this borrowing was R$161,054 (US$68,914).

In May 2006, the Company closed a secured floating rate loan in the amount of R$75,700 with the BNDES (the Brazilian Development Bank). The proceeds financed a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, Brazil. The borrowing has a term of six years, an interest rate of 2.65% over the long-term borrowing rate –TJLP and is collateralized by accounts receivable in the amount of R$16,000. The principal is amortized in monthly payments of R$1,190 with a grace period of 12 months.

In June 2006, the Company closed a secured floating rate borrowing agreement in the amount of R$108,000 (US$50,000) with the International Finance Corporation (IFC). This financing is being used to acquire spare parts inventories and fund working capital requirements. The loan has a term of six years with interest of LIBOR plus 1.875% p.a. and is guaranteed by spare parts and equipment at market value at a minimum amount equivalent to 1.3 times the outstanding amount. The principal is amortized in semi-annually payments of R$9,738 (US$4,167), with a grace period of 6 months.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

In March 2007, the Company, through its subsidiary Gol Finance, issued fixed rate senior notes in the amount of R$463,545 (US$225,000) guaranteed by the Company and GOL. The notes are senior unsecured debt obligations, denominated in U.S. dollars, which mature in 2017, and bear interest at 7.50% p.a. The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and the bank financings guaranteed by assets obtained with the U.S. Exim Bank. At December 31, 2008, the fair value of this borrowing was R$242,318 (US$103,688).

In July 2007, the Company closed a secured floating rate loan in the amount of R$14,000 (US$7,613) with the Development Bank of Minas Gerais (BDMG). This credit line will be used to finance a portion of the investments and operating expenses of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with an annual interest rate of IPCA plus 6%. The principal is amortized in monthly payments of R$233 with a grace period of 18 months.

In October 2007, the Company closed a committed aircraft pre-delivery payment (“PDP”) loan facility in the amount of R$560,418 (US$310,000) for all of its 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009. The loan has a term of 1.6 years with interest of LIBOR plus 0.5% p.a. and is guaranteed by the right to take delivery of the 21 aircraft and by GOL.

The Company has repurchased R$35,055 face value of its 7.5% senior notes maturating April 3, 2017 and R$49,077 of its 8.75% perpetual notes with no fixed final maturity date that were recorded as amortization of principal. At December 31, 2008, the outstanding amounts were R$481,630 and R$414,468, respectively. The repurchase generated a net financial gain of R$3,832.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

The following table provides a summary of Company’s principal payments of long-term debt obligations at December 31, excluding the finance leases:

					Thereafter
	2010	2011	2012	2013	2013	Total

Local currency:
BDMG loan	3,096	3,096	3,096	3,096	209	12,593
BNDES loan	14,653	14,653	7,327	-	-	36,633

	17,749	17,749	10,423	3,096	209	49,226
Foreign currency:
IFC loan	19,475	19,475	19,475	19,475	-	77,900
Senior notes	-	-	-	-	481,630	481,630

	19,475	19,475	19,475	19,475	481,630	559,530

Perpetual notes					414,468	414,468

Total	37,224	37,224	29,898	22,571	896,307	1,023,224

Contracts with IFC and BNDES include customary covenants and restrictions including those that require the Company to maintain defined debt liquidity and interest coverage ratios.

Regarding the BNDES loan, according to the specific consent obtained, the Company can present a guarantee letter under the terms and conditions established in order to prevent a breach with the financial covenants. On March 6, 2008, the Company presented to BNDES a guarantee letter with maturity on March 4, 2009, that guarantees all contractual obligations. Subsequent to September 30, 2008, a contract amendment was signed establishing that during the period that the financial covenants are not met, the Company has the obligation to maintain a guarantee letter in order to prevent a covenant breach. At December 31, 2008, the Company was therefore in compliance with the financial covenant established in its loan contract with the BNDES totaling R$50,814, even though the established financial ratios were not met.

On May 20, 2008, the Company and IFC signed a contract amendment, which changed the conditions originally established relating to financial ratios. On December 31, 2008, the Company was in compliance with the new ratios settled with the IFC.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

20. Fair value measurements

Market values are estimated for most of the Company’s financial instruments using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They bear the following inherent limitations:

• Market values cannot take into consideration the effect of subsequent fluctuations in interest or exchange rates.

• Estimated amounts as of December 31, 2008 and December 31, 2007 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

The application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values. The methods used are as follows:

• Cash, trade receivables, other receivables, short-term bank facilities, trade payable and other payables: The Company believes that, due to their short-term nature, net book value can be deemed a reasonable approximation of market value.

• Marketable securities, investments and other securities: The market value of securities is determined based mainly on the market price or the prices available on other similar securities. Where no comparable exists, the Company uses their book value, which is deemed a reasonable approximation of market value in this instance.

• Borrowings, other financial debts and loans: Floating-rate loans and financial debts are recorded at net book value. The market value of fixed-rate loans and financial debts is determined based on discounted future cash flows at market interest rates for instruments with similar features.

The Company’s available-for-sale securities consist of government bonds, certificates of deposit, time-deposits and investment funds. The inputs utilized to determine the fair values of government bonds are obtained in quoted public markets. The inputs utilized to determine the fair value of certificates of deposit and time deposits are derived from information quoted in public markets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

20. Fair value measurements (Continued)

The Company’s fuel and interest rate derivative contracts consist of OTC contracts, which are not traded on a public exchange. These contracts include both swaps as well as other types of option contracts. See Note 18 for further information on the Company’s derivative instruments and hedging activities. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company determines the value of option contracts utilizing a standard option pricing model based on inputs that are either readily available in public markets, can be derived from information available in publicly quoted markets, or are quoted by counterparties to these contracts. In situations where the Company obtains inputs via quotes from its counterparties, it verifies the reasonableness of these quotes via similar quotes from another counterparty as of each date for which financial statements are prepared.

The Company’s foreign exchange derivatives consist of exchange-listed futures and options contracts. The inputs utilized to determine the fair value of these contracts are obtained from quoted public markets.

The fair value of Company’s Smiles frequent flyer award liability (recorded as deferred revenue on the accompanying condensed consolidated balance sheets) was determined based on weighted average equivalent ticket value of a Smiles award which is redeemed for travel on Gol, VRG or a participating airline. The weighted average equivalent ticket value contemplates differing classes of service and the carrier providing the award travel.

The Company performs the impairment test for indefinite-lived intangible assets by comparing the asset’s fair value to its carrying value. Fair value is estimated based on recent market transactions, where available, or projected discounted future cash flows. For additional information regarding impairment, see Note 8.

In evaluating goodwill for impairment, the Company first compares its fair value to its carrying value. The fair value is estimated by considering (1) projected discounted future cash flows, if reasonably estimable, (2) market multiple and recent transaction values of peer companies, (3) the potential value of synergies and other benefits, (4) Company’s market capitalization and (5) any premium an investor would pay for a controlling interest.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

21. Commitments

The following table provides a summary of Company’s principal payments under aircraft purchase commitments and other obligations at December 31 of each year:

		Between one and	Over five
(In R$ 000)	Within one year	five years	years	Total

Pre-delivery deposits
for flight equipment	170,530	665,394	6,743	842,667
Aircraft purchase
commitments	1,958,781	10,750,588	3,110,740	15,820,109

Total	2,129,311	11,415,982	3,117,483	16,662,776

The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing.

At December 31, 2008, the Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft, under which the Company currently has 94 firm orders and 36 purchase options. The firm orders have an approximate value of R$15,820,109 (US$6.8 billion) based on the aircraft list price (which exclude contractual manufacturer discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost).

The Company leases its entire fleet under a combination of operating and finance leases. At December 31, 2008, the total fleet was 115 aircraft, of which 90 were operating leases and 25 were recorded as finance leases. Eighteen of the Company’s aircraft finance leases contain bargain purchase options. During the year ended on December 31, 2008, eleven aircraft under finance leases were delivered and five 737-300 aircraft were returned during the quarter ended December 31, 2008. Fifteen 737-300 aircraft were in the process of being returned.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

21. Commitments (Continued)

a) Finance leases

Future minimum lease payments under finance leases with initial or remaining terms in excess of one year at December 31, 2008 and 2007 were as follows:

	2008	2007

Within one year	222,222	92,672
After more than one year but within five years	881,186	360,731
In five years or more	972,318	524,142

Total minimum lease payments	2,075,726	977,545
Less: amount representing interest	(502,121)	(221,615)

Present value of net minimum lease payments	1,573,605	755,930
Less current portion	(157,948)	(67,411)

Long-term portion	1,415,657	688,519

The Company extends the maturity of the financing of certain of its leased aircraft to fifteen years through the use of a “Stretched Overall Amortization and Repayment”, or SOAR, structure which provides serial drawdowns calculated to result in a 100% loan accreting to a recourse balloon at the end of the contractual lease term. The scheduled amount of this recourse balloon at the end of the contractual lease term is R$13,556 (R$1,861 as of December 31, 2007).

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment with initial lease term expiration dates ranging from 2009 to 2018.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2008 and 2007 were as follows:

	2008	2007

Within one year	916,298	588,987
After more than one year but within five years	3,080,918	1,754,423
In five years or more	678,204	920,584

Total minimum lease payments	4,675,420	3,263,994

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

21. Commitments (Continued)

c) Sale-leaseback

During 2008, the Company through its wholly-owned subsidiary GAC Inc. realized sale-leaseback transactions for 2 Boeing 737-800 Next Generation aircraft (5 Boeing 737-800 Next Generation aircraft in 2007) which resulted in losses of R$20,008 (losses of R$34,354 in 2007).

d) Other commitment

The Company does not accrue liabilities for levies imposed on its receipt of leased aircraft, which comprise its fleet. The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract, which will never be considered as the Company’s asset. Given that there is no circulation of goods, a relevant tax triggering event is not characterized. The estimated aggregate value of lawsuits filed is R$201,760 at December 31, 2008 (R$173,887 at December 31, 2007), monetarily adjusted and not including charges in arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits.

Although the results of these proceedings cannot be anticipated, the final judgment of these actions will not have a material effect on the Company’s financial position, operating income and cash flow, according to management’s opinion supported by its outside legal advisors.

22. Advance ticket sales

At December 31, 2008, the balance of advance ticket sales of R$572,573 (R$472,860 at December 31, 2007) is represented by 2,010,347 (2,211,591 at December 31, 2007) of tickets sold and not yet used with 80 days of average term of use.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS

For all periods up to and including the year ended December 31, 2007, the Company prepared its consolidated financial statements in accordance with Brazilian Corporate Law (“BR GAAP”). These consolidated financial statements, for the year ended December 31, 2008, are the first the Company has prepared in accordance with International Financial Reporting Standards (IFRS) and have been prepared in accordance with the significant accounting policies described in Note 2.

Accordingly, the Company has prepared consolidated financial statements in compliance with IFRS applicable for periods beginning on or after January 1, 2008 as described in the accounting policies. In preparing these consolidated financial statements, the Company’s opening balance sheet was prepared as at January 1, 2007, the Company’s date of transition to IFRS. This Note explains the principal adjustments made by the Company in restating its BR GAAP balance sheet as of January 1, 2007 and its previously published BR GAAP consolidated financial statements for the year ended December 31, 2007. Certain amounts in the BR GAAP consolidated balance sheet as of January 1, 2007 have been reclassified to conform with the classification as of December 31, 2007.

The Company has applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” in preparing these consolidated financial statements which allows first-time adopters certain exemptions from the general requirements contained in IFRS. The Company has taken the exemption related to accounting for business combinations that occurred before January 1, 2007, and has not restated these amounts.

The following consolidated balance sheets as of January 1, 2007 and December 31, 2007 and consolidated income statement for the year ended December 31, 2007 show the effects of the adoption of IFRS on January 1, 2007 on the Company’s previously issued 2007 consolidated financial statements prepared under BR GAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS on transition date – January 1, 2007 (Restated)

Consolidated balance sheet

			IFRS
	Note	BR GAAP	Adjustments	IFRS

Non current assets
Property, plant and equipment, net	(b)	795,430	264,889	1,060,319
Software	(f)	-	15,103	15,103
Other non-current assets
Investments	(f)	2,281	(2,281)	-
Deposits	(c)	133,590	263,650	397,240
Deferred income taxes	(h)	23,466	73,451	96,917
Other non-current assets	(f)	63,820	(13,136)	50,684

Total other non-current assets		223,157	321,684	544,841

Total non-current assets		1,018,587	601,676	1,620,263

Current assets
Other current assets		182,817	-	182,817
Prepaid expenses		64,496	-	64,496
Recoverable and deferred taxes	(h)	73,451	(73,451)	-
Inventories of parts and supplies		75,165	-	75,165
Trade and other receivables		659,306	-	659,306
Other current financial assets	(e)	1,006,356	419,013	1,425,369
Cash and cash equivalents	(e)	699,990	(412,526)	287,464

Total current assets		2,761,581	(66,964)	2,694,617

Total assets		3,780,168	534,712	4,314,880

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS on transition date – January 1, 2007 (Restated) (Continued)

Consolidated balance sheet (Continued)

			IFRS
Liabilities and shareholders’ equity	Note	BR GAAP	Adjustments	IFRS

Shareholders’ equity		2,067,959	101,199	2,169,158

Non-current liabilities
Long-term debt	(b)	735,168	180,142	915,310
Deferred credits	(b)	-	51,168	51,168
Deferred income taxes	(h)	-	65,133	65,133
Provisions		5,715	-	5,715
Other non-current liabilities		23,998	-	23,998

Total non-current liabilities		764,881	296,443	1,061,324

Current liabilities
Short-term debt	(b)	132,501	18,429	150,930
Accounts payable		124,110	-	124,110
Salaries, wages and benefits		87,821	-	87,821
Sales tax and landing fees		39,217	-	39,217
Advance ticket sales		335,268	-	335,268
Provisions	(b)	44,897	111,462	156,359
Current income taxes payable		100,177	-	100,177
Deferred credits	(b)	-	7,179	7,179
Other current liabilities		83,337	-	83,337

Total current liabilities		947,328	137,070	1,084,398

Total liabilities and shareholders'
equity		3,780,168	534,712	4,314,880

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS on transition date – January 1, 2007 (Restated) (Continued)

Summary of impact on shareholders’ equity

	Note	IFRS

Shareholders' equity – BR GAAP		2,067,959

IFRS Adjustments
Maintenance deposits	(c)	263,650
Investments	(f)	(2,281)
Deferred charges	(f)	(13,136)
Sale-leaseback of aircraft	(b)	(58,347)
Differences on leasing classification	(b)	(109,068)
Differences on fixed assets capitalization	(b)	79,026
Deferred income taxes	(h)	(65,133)
Derivative financial instruments	(e)	6,488

Shareholders' equity – IFRS		2,169,158

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS for the year ended December 31, 2007 (Restated)

Consolidated balance sheet

			IFRS
	Note	BR GAAP	Adjustments	IFRS

Non current assets
Property, plant and equipment, net	(b) / (d)	1,251,423	939,605	2,191,028
Intangible assets	(d) / (f)	-	1,197,441	1,197,441
Other non-current assets
Investments	(d)	884,847	(884,847)	-
Prepaid expenses	(b)	-	44,808	44,808
Deposits	(c)	169,081	279,726	448,807
Deferred income taxes	(h)	367,088	118,892	485,980
Restricted cash	(e)	-	6,041	6,041
Other non-current assets	(f) / (i)	24,462	63,027	87,489

Total other non-current assets		1,445,478	(372,353)	1,073,125

Total non-current assets		2,696,901	1,764,693	4,461,594

Current assets
Other current assets		144,484	-	144,484
Prepaid expenses	(b)	143,756	(7,799)	135,957
Recoverable income taxes	(h)	65,247	(19,678)	45,569
Deposits	(c)	149,729	42,628	192,357
Inventories of parts and supplies	(d)	215,777	(5,851)	209,926
Trade and other receivables	(d)	916,133	(13,072)	903,061
Other current financial assets	(e)	516,637	303,706	820,343
Cash and cash equivalents	(e)	916,164	(343,043)	573,121

Total current assets		3,067,927	(43,109)	3,024,818

Total assets		5,764,828	1,721,584	7,486,412

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS for the year ended December 31, 2007 (Restated) (Continued)

Consolidated balance sheet (Continued)

			IFRS
Liabilities and shareholders’ equity	Note	BR GAAP	Adjustments	IFRS

Shareholders’ equity		2,410,992	(18,544)	2,392,448

Non-current liabilities
Long-term debt	(b)	1,066,102	648,614	1,714,716
Smiles deferred revenue	(a) / (d)	-	233,618	233,618
Deferred income taxes	(h)	-	341,634	341,634
Provisions	(d) / (i)	32,075	168,589	200,664
Other non-current liabilities	(b)	63,135	43,997	107,132

Total non-current liabilities		1,161,312	1,436,452	2,597,764

Current liabilities
Short-term debt	(b)	824,132	67,411	891,543
Accounts payable		326,364	-	326,364
Salaries, wages and benefits		163,437	-	163,437
Current income taxes payable		68,013	-	68,013
Sales tax and landing fees		84,319	-	84,319
Advance ticket sales		472,860	-	472,860
Provisions	(b)	44,150	131,826	175,976
Smiles deferred revenue	(a) / (d)	50,080	97,268	147,348
Other current liabilities	(b)	159,169	7,171	166,340

Total current liabilities		2,192,524	303,676	2,496,200

Total liabilities and shareholders’
equity		5,764,828	1,721,584	7,486,412

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS for the year ended December 31, 2007 (Restated) (Continued)

Consolidated income statement

			IFRS
	Note	BR GAAP	Adjustments	IFRS

Operating revenues
Passenger		4,566,691	-	4,566,691
Cargo and other	(a) / (d)	400,571	(26,278)	374,293

Total operating revenues		4,967,262	(26,278)	4,940,984

Operating expenses
Salaries	(g)	(794,439)	(4,905)	(799,344)
Aircraft fuel		(1,898,840)	-	(1,898,840)
Aircraft rent	(b)	(558,625)	32,840	(525,785)
Supplementary rent	(c)	(68,554)	68,554	-
Aircraft insurance		(44,646)	-	(44,646)
Sales and marketing		(367,866)	-	(367,866)
Landing fees		(273,655)	-	(273,655)
Aircraft and traffic servicing		(348,732)	-	(348,732)
Maintenance materials and repairs	(b)	(318,917)	(20,364)	(339,281)
Depreciation	(b) / (f)	(90,253)	27,705	(62,548)
Other operating expenses	(f)	(262,959)	(7,463)	(270,422)

Total operating expenses		(5,027,486)	96,367	(4,931,119)

Operating profit (loss)		(60,224)	70,089	(9,865)

Finance costs and other income (expense)
Finance costs
Interest expense	(b)	(162,715)	(19,903)	(182,618)
Capitalized interest	(b)	22,156	16,723	38,879

Total finance costs		(140,559)	(3,180)	(143,739)
Exchange gains	(b)	61,037	104,193	165,230
Interest and investment income	(e)	288,282	5,051	293,333
Other income (expense), net	(c) / (e)	(102,562)	(21,244)	(123,806)

Total finance costs and other
income (expense)		106,198	84,820	191,018

Non-operating results	(b)	(34,354)	34,354	-

Profit before income taxes		11,620	189,269	200,883

Income taxes (expense) benefit	(h)	256,907	(290,502)	(33,595)

Profit (loss) for the year from continuing
operations attributable to equity holders
of the parent		268,527	(101,239)	167,288

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS for the year ended December 31, 2007 (Restated) (Continued)

Consolidated statement of cash flow

The transition from BR GAAP to IFRS has not had a material impact on the cash flow statement.

Summary of impact on shareholders’ equity

	Note	IFRS

Shareholders’ equity – BR GAAP		2,410,992

IFRS Adjustment
VRG acquisition effects	(d)	(235,318)
Mileage program	(a)	(26,278)
Maintenance deposits	(c)	322,354
Investments write-off	(f)	(1,551)
Deferred charges	(f)	(21,757)
Sale-leaseback of aicraft	(b)	(825)
Differences on leasing classification	(b)	(42,969)
Differences on fixed assets capitalization	(b)	126,005
Deferred income taxes	(h)	(131,479)
Derivative financial instruments	(e)	(6,726)

Shareholders' equity – IFRS		2,392,448

a) Mileage program

These adjustments relate to the increase in the frequent flyer liability from incremental cost (BR GAAP) to estimated fair value (IFRS). Under BR GAAP, obligations related to miles issued under the frequent flyer program, (accumulated and not redeemed) were recognized in a provision based on the estimated total tickets to be granted and on incremental cost to transport passengers redeeming an award. The revenue arising from miles sold to partners under the Smiles mileage program was recorded as other income when sold.

b) Property, plant and equipment and leases

These adjustments are to record finance leases, capitalized major overhaul costs, aircraft maintenance reserve deposit assets and borrowing costs. Under BR GAAP, all leased aircraft were recorded as operating leases. Also, the costs of major overhauls, payments to aircraft lessors for maintenance reserves were expensed as incurred. Finally, borrowing costs under BR GAAP were capitalized at different amounts.

Adjustments to recognize the aircraft assets and the obligations under finance leases include the recognition of related depreciation and interest costs. Additionally, under IFRS, the Company recorded liabilities related to the aircraft restoration obligations for aircraft under operating leases, which were expensed when paid under BR GAAP.

c) Aircraft maintenance deposits

Under BR GAAP, all aircraft and engine maintenance deposits were expensed when paid to the lessor and recognized as supplementary rent in the income statement.

IFRS requires aircraft and engine maintenance deposits to be recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed. The amount of aircraft and engine maintenance deposits expected to be utilized in the next twelve months is classified in current assets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

d) Business combination

Under BR GAAP, goodwill was calculated as the difference between acquisition cost and the carrying value of shareholders’ equity of the acquired entity. No separate allocation of the acquisition cost to the assets acquired and liabilities assumed was made. Goodwill was generally amortized over a period of up to ten years. Transaction costs were not accounted for as part of the acquisition cost. The total cost of the acquisition of VRG was classified as “investments” in the balance sheet as of December 31, 2007.

These adjustments relate to the allocation of the purchase price for VRG (see Note 3), including the recognition of separable intangible assets, as required by IFRS. The investment in VRG (BR GAAP) has been eliminated by the allocation of the IFRS-basis purchase price to the relative fair values of the net assets acquired.

e) Financial instruments

These adjustments were made to record derivatives and available-for-sale financial assets at fair value, as required by IFRS. Under BR GAAP, financial instruments, including securities, were recorded at cost plus income earned through the date of the financial statements according to the rates agreed with the financial institutions, not in excess of market value. Financial instruments include the Company’s investments in highly liquid investment grade commercial paper issued by financial institutions which are classified differently under IFRS and BR GAAP. Restricted cash has been disclosed separately under IFRS.

f) Deferred charges

Under BR GAAP, pre-operating costs were capitalized and amortized. Under IFRS, pre-operating costs that do not meet the definition of an intangible asset are recorded as expenses. Additionally, amounts capitalized related to the cost of software developed for internal use have been reclassified from property, plant and equipment to other non-current assets for IFRS.

g) Share-based payments

The Company recorded adjustments to recognize the expense for equity instruments granted based on their fair value at the date of grant, as required by IFRS. As permitted under BR GAAP, the Company did not record any compensation expense.

h) Income and social contribution taxes

Changes in the Company’s deferred tax assets and liabilities are the result of the tax effects created by adjustments made to amounts recognized under IFRS which differ from amounts recognized for statutory income tax purposes (see Note 5).

i) Provisions

The Company recorded provisions for losses covered by insurance together with corresponding insurance receivables under IFRS. Under BR GAAP, these amounts were presented net in the balance sheet.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

Reconciliation between US GAAP and IFRS as of and for the year ended December 31, 2007

The Company’s consolidated financial statements as of and for the year ended December 31, 2008 have been prepared in accordance with IFRS, which, as applied by us, differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).

23. Transition to IFRS (Continued)

The following table presents a reconciliation of the effects of the application of US GAAP on the Company’s consolidated profit for the year ended December 31, 2007 as reported under IFRS.

Profit for the year under IFRS		167,288
US GAAP adjustments:
Aircraft leasing	Note (a)	(61,136)
Aircraft depreciation	Note (b)	(46,979)
Provision for return of aircraft	Note (c)	20,364
Derivative financial instruments	Note (d)	(4,408)
Other	Note (e)	(9,014)
Deferred income taxes	Note (f)	36,398

Total US GAAP adjustments		(64,775)

Net income under US GAAP		102,513

The following table presents a reconciliation of the effects of the application of US GAAP on the Company’s consolidated shareholders’ equity as of December 31, 2007 and January 1, 2007 as reported under IFRS.

		December 31,	January 1,
		2007	2007

Shareholders’ equity under IFRS		2,392,448	2,169,158
IFRS adjustments:
Aircraft leasing	Note (a)	(63,131)	(4,894)
Aircraft depreciation	Note (b)	(126,006)	(79,026)
Provision for return of aircraft	Note (c)	131,826	111,462
Derivative financial instruments	Note (d)	6,726	(6,488)
Other	Note (e)	2,150	23,326
Deferred income taxes	Note (f)	31,250	(8,380)

Total US GAAP adjustments		(17,185)	36,000

Shareholders’ equity under US GAAP		2,375,263	2,205,158

a) Aircraft leasing

For aircraft leases classified as financing, under US GAAP and IFRS, the Company records the aircraft as a long-lived asset and records a lease obligation at the lower of the fair value of the aircraft or present value of the future minimum rental payments as of the inception date of the lease. The adoption of IFRS resulted in changes to the measurement of aircraft asset and finance lease obligations for certain finance leases, as well as changes to the classification of certain aircraft leases from US GAAP (resulting in a net reduction in leases classified as financing as of December 31, 2007). The reduction under IFRS to amounts capitalized as finance leases reduced related depreciation and interest expense when compared to the corresponding amounts in US GAAP; and, the changes in lease classification from financing (US GAAP) to operating (IFRS) eliminated previously recognized losses from foreign exchange rate movements (all of the Company’s aircraft leases are denominated in U.S. dollars) recorded on the US GAAP capital lease obligations in 2007.

b) Aircraft depreciation

The Company depreciates the cost of aircraft and related parts (including rotables and engines) over their estimated useful lives using the straight-line method to estimated residual values. Upon implementation of IFRS, the Company determined that certain rotable parts and engines have estimated useful lives that exceeded those previously used under US GAAP.

c) Provision for return of aircraft

For certain operating leases, the Company is contractually obliged to return aircraft in a defined condition. Under IFRS, the Company accrues for restitution costs related to aircraft held under operating leases at any time during the lease term if the asset does not meet the return condition. This results in our charging to expense during the term of our lease agreements the estimated costs to perform the maintenance that will render the aircraft in the appropriate condition upon its return to the lessor. As the condition of the aircraft is depleted through operation and subsequently restored (by performing maintenance) numerous times during the term of a lease, this results in the recognition of expenses in the intervening maintenance periods from the inception of the lease to its termination. Under US GAAP, restitution costs are only accrued when the termination of the lease becomes probable and such costs become estimable.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

d) Derivatives

Under IFRS, the Company assesses effectiveness for derivatives accounted for as cash flow hedges based on the changes in intrinsic value. Under this method, the change in the time value of the contract is excluded from the assessment of hedge effectiveness and as a result, changes in time value (the excluded component) are recognized in earnings together with hedge ineffectiveness.

Under US GAAP, changes in derivative instruments’ time values are excluded from the measurement of hedge effectiveness because the critical terms of the hedging instruments completely match the related terms of the hedged forecast transactions, resulting in recording all changes in the hedging option’s fair value (including changes in the option’s time value) in other comprehensive income as permitted by US GAAP Statement No. 133.

e) Other

Items included in “Other” relate to differences between US GAAP and IFRS for the purchase accounting for the VRG acquisition and accounting for the Company’s stock option plans.

f) Deferred income taxes

The tax effect of the adjustments included in the reconciliation of net income and shareholders’ equity from IFRS to US GAAP is calculated by applying the applicable tax rate to the pretax adjustments where such adjustments have a tax effect. The applicable tax rate is the tax rate expected to apply at the time the temporary difference will reverse based on the specific tax jurisdiction in which the reversal will occur.

24. Subsequent Events

In March 20, 2009 the Board of Directors approved a capital increase of the Company in the amount of R$203,531,031.60 and the issuance of 26,093,722 shares, comprising 6,606,366 common shares and 19,487,356 preferred shares. The issuance price for the common and preferred shares is fixed at R$ 7.80 per share, according to the quotation of the shares in the São Paulo Stock Exchange on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76. The issuance price is equivalent to 90.9% of the average closing price of the preferred shares during the last 30 trading sessions, which was R$ 8.58, and to 83.2% of the average closing price during the last 60 trading sessions, which was R$ 9.37.

25. Consolidating Condensed Financial Information of Guarantor Subsidiaries

The following condensed consolidating financial information, prepared in accordance with IFRS, is presented in lieu of providing separate audited financial statements for the guarantor subsidiary VRG in connection with its unconditional guarantee, on a joint and several basis, of the obligation to pay principal and interest under the 8.75% perpetual notes and 7.50% senior notes issued by Company’s wholly owned subsidiary Gol Finance.

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Assets
Non-current assets
Property, plant and equipment, net	355	-	2,041,197	957,204	-	2,998,756
Intangible assets	-	-	1,197,861	-	-	1,197,861
Investments	310,781	-	-	-	(310,781)	-
Other non-current assets
Credits with related parties	699,537	986,273	-	693,843	(2,379,653)	-
Other non-current assets	822	-	1,317,496	81,722	-	1,400,040

Total other non-current assets	700,359	986,273	1,317,496	775,565	(2,379,653)	1,400,040

Total non-current assets	1,011,495	986,273	4,556,554	1,732,769	(2,690,434)	5,596,657

Current assets
Other current assets	133,044	2,332	728,961	261,877	(256,419)	869,795
Inventories of parts and supplies	-	-	200,514	-	-	200,514
Restricted cash	137,571	-	39,126	-	-	176,697
Financial assets	21,177	-	277,454	31,086	(84,132)	245,585
Cash and cash equivalents	420	20	165,809	3,081	-	169,330

Total current assets	292,212	2,352	1,411,864	296,044	(340,551)	1,661,921

Total assets	1,303,707	988,625	5,968,418	2,028,813	(3,030,985)	7,258,578

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total shareholders' equity	1,182,200	(11,688)	446,238	22,038	(567,180)	1,071,608

Non-current liabilities
Long-term debt	-	980,230	1,542,783	-	(84,132)	2,438,881
Debt with related parties	-	-	1,146,224	1,233,430	(2,379,654)	-
Other non-current liabilities	10,786	-	1,118,114	36,825	(215)	1,165,510

Total non-current liabilities	10,786	980,230	3,807,121	1,270,255	(2,464,001)	3,604,391

Current liabilities
Short-term debt	-	20,083	248,332	699,036	1	967,452
Accounts payable	4,292	-	280,019	-	(592)	283,719
Advance ticket sales	-	-	572,573	-	-	572,573
Smiles deferred revenue	-	-	90,043	-	-	90,043
Other current liabilities	106,429	-	524,092	37,484	787	668,792

Total current liabilities	110,721	20,083	1,715,059	736,520	196	2,582,579

Total liabilities and shareholders' equity	1,303,707	988,625	5,968,418	2,028,813	(3,030,985)	7,258,578

GOL LINHAS AÉREAS INTELIGENTES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Income Statement for the year ended December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total operating revenues	-	-	6,406,193	-	-	6,406,193

Operating expenses
Salaries	(6,805)	-	(976,978)	-	-	(983,783)
Aircraft fuel	-	-	(2,630,834)	2,901	(2,901)	(2,630,834)
Aircraft rent	-	-	(647,990)	-	2,901	(645,089)
Aircraft insurance	-	-	(42,813)	-	-	(42,813)
Sales and marketing	(484)	-	(588,251)	-	-	(588,735)
Landing fees	(5)	-	(338,365)	-	-	(338,370)
Aircraft and traffic servicing	(10,044)	(66)	(407,344)	(4,723)	-	(422,177)
Maintenance materials and repairs	-	-	(388,030)	-	-	(388,030)
Depreciation	-	-	(125,127)	-	-	(125,127)
Other operating expenses	(1,712)	-	(328,038)	(133)	-	(329,883)

Total operating expenses	(19,050)	(66)	(6,473,770)	(1,955)	-	(6,494,841)

Operating profit(loss)	(19,050)	(66)	(67,577)	(1,955)	-	(88,648)

Total finance costs and other income (expense)	(247,562)	(3,789)	(795,074)	(59,824)	(145)	(1,106,394)

Equity in income (loss) of subsidiary	(778,419)	-	(719,960)	-	1,498,379	-

Profit (loss) before income taxes	(1,045,031)	(3,855)	(1,582,611)	(61,779)	1,498,234	(1,195,042)

Income taxes	(59,406)	-	8,827	-	6,274	(44,305)

Profit (loss) for the year from continuing
operations attributable to equity
holders of the parent	(1,104,437)	(3,855)	(1,573,784)	(61,779)	1,504,508	(1,239,347)

GOL LINHAS AÉREAS INTELIGENTES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Cash Flow Statement for the year ended December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	577,034	753,982	(426,146)	(317,097)	(420,913)	166,860

Cash flows from investing activities:
Acquisition of property, plant and equipment, net	(355)	-	(174,893)	(261,666)	-	(436,914)
Net investments in restricted cash	(137,571)	-	(39,674)	-	-	(177,245)
Net investments in financial assets	66,000	-	218,000	245,000	46,000	575,000
Other	-	-	79,809	-	-	79,809

Net cash provided by (used in) investing activities	(71,926)	-	83,242	(16,666)	46,000	40,650

Cash flows from financing activities:
Net proceeds from long-term debt	-	232,288	(751,934)	(14,217)	-	(533,863)
Credit with related parties	(608,605)	(986,273)	1,083,674	136,291	374,913	-
Dividends paid	(36,258)	-	-	-	-	(36,258)
Addition of treasury shares	(41,180)	-	-	-	-	(41,180)

Net cash provided by (used in) financing activities	(686,043)	(753,985)	331,740	122,074	374,913	(611,301)

Net increase (decrease) in cash and cash equivalents	(180,935)	(3)	(11,164)	(211,689)	-	(403,791)

Cash and cash equivalents at beginning of the period	181,355	23	176,973	214,770	-	573,121

Cash and cash equivalents at end of the period	420	20	165,809	3,081	-	169,330

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Assets
Non-current assets
Property, plant and equipment, net	-	-	1,342,862	848,166	-	2,191,028
Intangible assets	-	-	-	390,680	806,761	1,197,441
Investments	1,747,840	747,766	-	-	(2,495,606)	-
Other non-current assets	133,830	-	521,511	1,710,637	(1,292,853)	1,073,125

Total non-current assets	1,881,670	747,766	1,864,373	2,949,483	(2,981,698)	4,461,594

Current assets
Other current assets	180,560	13,335	1,034,999	135,764	56,770	1,421,428
Inventories of parts and supplies	-	-	184,573	25,353	-	209,926
Financial assets	86,786	-	-	495,474	238,083	820,343
Cash and cash equivalents	319,434	23	453,151	216,012	(415,499)	573,121

Total current assets	586,780	13,358	1,672,723	872,603	(120,646)	3,024,818

Total assets	2,468,450	761,124	3,537,096	3,822,086	(3,102,344)	7,486,412

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total shareholders' equity	2,375,264	(7,834)	929,477	488,690	(1,393,149)	2,392,448

Non-current liabilities
Long-term debt	-	752,803	677,278	316,599	(31,964)	1,714,716
Other non-current liabilities	14,826	-	194,078	1,840,598	(1,166,454)	883,048

Total non-current liabilities	14,826	752,803	871,356	2,157,197	(1,198,418)	2,597,764

Current liabilities
Short-term debt	-	-	486,359	380,511	24,673	891,543
Accounts payable	597	(7)	191,314	134,459	1	326,364
Advance ticket sales	-	-	-	-	472,860	472,860
Smiles deferred revenue	-	-	-	90,843	56,505	147,348
Other current liabilities	77,763	16,162	1,058,590	570,386	(1,064,816)	658,085

Total current liabilities	78,360	16,155	1,736,263	1,176,199	(510,777)	2,496,200

Total liabilities and shareholders' equity	2,468,450	761,124	3,537,096	3,822,086	(3,102,344)	7,486,412

GOL LINHAS AÉREAS INTELIGENTES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Income Statement for the year ended December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total operating revenues	-	-	4,386,273	554,711	-	4,940,984

Operating expenses
Salaries	(3,727)	-	(646,396)	(149,221)	-	(799,344)
Aircraft fuel	-	-	(1,595,346)	(303,494)	-	(1,898,840)
Aircraft rent	-	-	(406,078)	(119,707)	-	(525,785)
Aircraft insurance	-	-	(43,019)	(1,627)	-	(44,646)
Sales and marketing	-	-	(308,436)	(59,428)	(2)	(367,866)
Landing fees	-	-	(215,977)	(57,678)	-	(273,655)
Aircraft and traffic servicing	(6,897)	(305)	(237,813)	(103,361)	(356)	(348,732)
Maintenance materials and repairs	-	-	(247,905)	(91,376)	-	(339,281)
Depreciation	-	-	(109,111)	46,563	-	(62,548)
Other operating expenses	(1,336)	-	(245,311)	(23,769)	(6)	(270,422)

Total operating expenses	(11,960)	(305)	(4,055,392)	(863,098)	(364)	(4,931,119)

Operating profit(loss)	(11,960)	(305)	330,881	(308,387)	(364)	9,865

Total finance costs and other income (expense)	49,923	(4,702)	42,604	102,788	405	191,018

Equity in income (loss) of subsidiary	63,562	-	-	(63,562)	-	-
Non-operating results	-	-	-	(47,015)	47,015	-

Profit (loss) before income taxes	101,525	(5,007)	373,485	(316,176)	47,056	200,883

Income taxes	46,401	-	(127,439)	47,443	-	(33,595)

Profit (loss) for the year from continuing
operations attributable to equity
holders of the parent	147,926	(5,007)	246,046	(268,733)	47,056	167,288

GOL LINHAS AÉREAS INTELIGENTES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Cash Flow Statement for the year ended December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	249,179	(4,205)	810,428	(690,916)	(505,974)	(141,488)

Cash flows from investing activities:
Acquisition of VRG, net cash acquired	-	-	-	(201,509)	-	(201,509)
Acquisition of property, plant and equipment, net	-	-	(367,874)	(187,887)	-	(555,761)
Investments	(431,412)	-	-	-	431,412	-
Due from related parties	82,906	(327,177)	(140,227)	-	384,498	-
Net investments in financial assets	386,380	-	114,182	66,369	-	566,931

Net cash provided by (used in) investing activities	37,874	(327,177)	(393,919)	(323,027)	815,910	(190,339)

Cash flows from financing activities:						-
Net proceeds from long-term debt	-	331,123	234,732	353,972	-	919,827
Paid subscribed capital	60,745	-	(436,592)	257,448	118,831	432
Dividends paid	(302,775)	-	(173,717)	-	173,717	(302,775)
Credit with related parties	-	-	-	602,484	(602,484)	-

Net cash provided by (used in) financing activities	(242,030)	331,123	(375,577)	1,213,904	(309,936)	617,484
						-
Net increase (decrease) in cash and cash equivalents	45,023	(259)	40,932	199,961	-	285,657
						-
Cash and cash equivalents at beginning of the period	136,332	282	136,041	14,809	-	287,464

Cash and cash equivalents at end of the period	181,355	23	176,973	214,770	-	573,121

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.